Exhibit 99.2

Aurora is a leader in the domestic consumer market as well as the domestic and international medical cannabis markets. To achieve large-scale growth and long-term, sustainable profitability, Aurora has identified a number of elements critical to driving the success of its strategy.

Consequently, Aurora has executed on an aggressive growth strategy focused on developing a vertically integrated company with a diversified portfolio offering.

Achieving the Critical Success Factors: Capturing Margin Throughout the Cannabis Value Chain

This dynamic growth strategy will enable Aurora to capture greater margin across the entire cannabis industry value chain:

SCIENCE
Develop and acquire marketable intellectual property while strengthening our global medical brand and generating increased visibility.
SCALE
Develop large scale, highly efficient production capacity in diverse geographic markets to serve the global demand for medical cannabis.
DIVERSIFICATION
Develop a broad portfolio of high value-add products to deliver higher margins.
COST OF PRODUCTION
Adopt a purpose-built, high-technology, automated, yield optimized facility model that is replicable across the Company's different markets, ensuring consistently high-quality cannabis products, produced at low costs.
INNOVATION
Develop, adopt and acquire innovations across the entire cannabis industry value chain to deliver efficiencies and create competitive advantages.
DISTRIBUTION
Develop strong domestic and international distribution partners and networks to ensure a broad market reach.
BRANDS
Create unique brands and customer experiences that resonate both with the medical community and the adult consumer use market to help capture market share.
AURORA

2 Aurora Cannabis Inc. Q2 2019 MD&A

HORIZONTALLY DIVERSIFIED
VERTICALLY INTEGRATED

11 Production Facilities

>500,000[1] kg/year Funded Capacity

Rapid Facility Development Driving Scale

	LOCATION	SIZE	CAPACITY[2]	STATUS	LICENSE CULTIVATION	LICENSE SALE
Aurora Mountain	Mountain View, Alberta, Canada	55,200 ft²	4,800 kg/year	Operating since 2015	●	●
Aurora Vie	Pointe Claire, Quebec, Canada	40,000 ft²	4,000 kg/year	Operating since June 2018	●	●
Aurora Eau	Lachute, Quebec, Canada	48,000 ft²	4,500 kg/year	Facility in full operation	●	
Aurora Sky	Edmonton, Alberta, Canada	800,000 ft²	>100,000 kg/year	Facility in full operation	●	●
Aurora Sun	Medicine Hat, Alberta, Canada	1,200,000 ft²	>150,000 kg/year	Initial production beginning late calendar 2019 and full construction complete by mid calendar 2020		
Aurora Nordic 1	Odense, Denmark	100,000 ft²	8,000 kg/year	Facility construction complete	●	
Aurora Nordic 2	Odense, Denmark	1,000,000 ft²	>120,000 kg/year	Full construction to be complete by mid calendar 2020		
CanniMed	Saskatoon, Saskatchewan, Canada	97,000 ft²	19,000 kg/year	Operating since 2004. Facility upgrades underway	●	●
MedReleaf Markham	Markham, Ontario, Canada	55,000 ft²	7,000 kg/year	Operating since 2014	●	●
MedReleaf Bradford	Bradford, Ontario, Canada	210,000 ft²	28,000 kg/year	Facility expansion complete, pending licensing of additional rooms by Health Canada	●	●
MedReleaf Exeter	Exeter, Ontario, Canada	1,000,000 ft²	105,000 kg/year	Land and building purchased		

1 The sum of Aurora's announced funded capacity is 500,000+ kg per year, which includes Aurora's proportionate share of TGOD's funded capacity of 23,000 kg per year.

2 These figures are considered forward-looking information and are based on the Company's experience in growing cannabis, and data available concerning the wide variety of strains under the growing conditions maintained at its facilities. Material assumptions to derive capacity at full completion of the facilities include, but are not limited to: the number of plants expected to occupy each growing room, the number of growing rooms expected at each facility, and the number of harvest cycles and average yield per harvest cycle per year for the strains expected to be grown at each facility. Refer to the *Forward-Looking Statements* section of this MD&A for further detail.

Aurora Cannabis Inc. Q2 2019 MD&A 3

Driving Down the Per Gram Costs of Production

Aurora's "Sky Class" facilities leverage the latest technological advances including closed systems with precision environmental control. These features, coupled with large scale facilities and low labour requirements enable Aurora to reliably produce the lowest-cost, highest quality cannabis in the industry.

- Forced air with MERV 14 filtration
- Design supports unsurpassed light availability and penetration
- Best-in-class uniform climate control & specialized irrigation system
- Fully integrated computer control and monitoring

- Mobile bench system and automated plant movement
- Harvest to dry production techniques provides small-batch quality with mass scale throughput
- Custom process flow supports efficient production under strict EU GMP standards

4 Aurora Cannabis Inc. Q2 2019 MD&A

HORIZONTALLY DIVERSIFIED
VERTICALLY INTEGRATED

Diverse Domestic Medical Distribution Networks

Aurora and its subsidiaries have entered into agreements to collaborate with PharmaChoice, Pharmasave and Shoppers Drug Mart on the distribution, sale and marketing of medical cannabis products through their respective networks of pharmacies.

This collaboration will see Aurora produce and deliver accredited pharmacy education programs to Canadian pharmacists and distribute medical cannabis through pharmacists across Canada.

In January 2019, Shoppers Drug Mart launched its online marketplace for medical cannabis, where Aurora, MedReleaf and CanniMed now make up 30% of all medical cannabis brands offered through this respected Canadian retailer. Aurora's collaboration with Shoppers Drug Mart allows for the discreet delivery of Aurora products to patients' doorsteps.

SHOPPERS DRUG MART

PHARMASAVE

PharmaChoice

Trusted Medical Cannabis Patient Counseling

CanvasRx, a wholly owned subsidiary of Aurora, is Canada's trusted resource and marketplace, enabling patients to develop a better understanding of medical marijuana and its various strains and uses, as well as information on licensed producers in Canada. With 37 clinics in operation nationwide, CanvasRx is a leading Canadian network of cannabis counseling and outreach centres. To date CanvasRx has assisted more than 64,000 patients. Over 11,000 physicians across Canada have referred patients to CanvasRx and its affiliated medical clinics.

canvas RX

Aurora Cannabis Inc. Q2 2019 MD&A 5

Aurora continues to execute on its international expansion strategy and is currently active in 23 countries across 5 continents. Through a combination of strategic investments, domestic production, and supply agreements, Aurora has amassed a strong early mover advantage in a growing number of key international markets.

With the EU GMP certification of Aurora Mountain, MedReleaf Markham and Aurora Deutschland GmbH, Aurora is one of only a handful of companies globally with this pharma-grade designation across both production and distribution facilities in Canada and Germany respectively, Aurora can sell into the most restrictive and promising markets in the EU, such as Germany and Italy.

International Distribution

ACTIVE INTERNATIONAL MEDICAL MARKETS:

AUSTRALIA	AUSTRIA	BRAZIL
CAYMAN ISLANDS	COLUMBIA	CZECH REPUBLIC
DENMARK	ESTONIA	GERMANY
HUNGARY	ISRAEL	ITALY
LATVIA	LITHUANIA	MALTA
MEXICO	NETHERLANDS	POLAND
SLOVENIA	SOUTH AFRICA	URUGUAY

In December 2018, Aurora established a strong, early mover advantage in Mexico through the planned acquisition of Farmacias Magistrales S.A., Mexico's first and only federally licensed importer, manufacturer, and distributor of raw materials containing over 1% of THC. This acquisition enables Aurora to supply Mexico, a market of more than 130 million people, with a range of non-flower, derivative medical cannabis products containing THC.

As more medical and consumer cannabis markets come online in 2019, Aurora will leverage its robust international reach to continue its global expansion.

AURORA EUROPE | AURORA DEUTSCHLAND | AURORA MALTA | AURORA ITALIA

6 Aurora Cannabis Inc. Q2 2019 MD&A

HORIZONTALLY DIVERSIFIED
VERTICALLY INTEGRATED

Aurora has coast-to-coast contracts in place covering 98.5% of the Canadian consumer market.

Strong Initial Success in the Canadian Consumer Market

Following the commencement of consumer sales in Canada, almost 40% of Aurora's revenue in Q2 2019 was generated through the sale of cannabis to the consumer market.

Together, the Aurora and MedReleaf brands have supplied more than 4 million grams of consumer cannabis products across 9 provinces to fulfill the Company's Canadian supply agreements, representing $21.6 million in revenue.

Of the $21.6 million, nearly 80% of all consumer sales were generated from three of Canada's most populated provinces, Ontario, Quebec and Alberta.

NET REVENUE

48%
40%
12%
Medical
Consumer
Other

CONSUMER SALES BY PROVINCE

3%
1%
32%
27%
20%
12%
6%
Ontario
Quebec
Alberta
British Columbia
Nova Scotia
Prince Edward Island
NFLD, Yukon, NWT

Aurora Cannabis Inc. Q2 2019 MD&A 7

In Q2 2019, Aurora established itself as the cannabis industry leader in Latin America through the acquisition of Uruguay-based, CBD-rich hemp cultivator and distributor, ICC Labs. In a region with more than 650 million people, ICC Labs has been a cannabis pioneer in the Latin American market with low-cost production and processing capacity, and a sophisticated portfolio of product offerings, including its recently launched BIDIOL CBD products.

Establishing Leadership in Latin America

CANADA
MEXICO
CAYMAN ISLANDS
COLOMBIA
BRAZIL
URUGUAY

ICC LABS R&D FACILITY, URUGUAY

8 Aurora Cannabis Inc. Q2 2019 MD&A

Based in the first country in the world to federally legalize the sale of consumer cannabis products, ICC provides an unparalleled advantage to Aurora as the company gains permits for the cultivation of hemp, significant large-scale yield advantages, and production licenses in Colombia.

ICC's state-of-the-art, GMP compliant extraction facility is the first of its kind in Latin America, positioning Aurora exceptionally well to capitalize on the South American market while adding considerable scale to the Company's already significant production footprint. ICC's assets include two fully operational facilities spanning almost 92,000 square feet, 800 acres of outdoor grow space and plans to develop two additional 1,000,000 square foot greenhouses.

Aurora Cannabis Inc. Q2 2019 MD&A 9

Industry Leading Science & Research Teams

AURORA + CanniMed Therapeutics Inc. + MedReleaf + ANANDIA LABS

Our Objective: Developing marketable IP and high margin products, while enhancing cultivation efficiencies

CORE RESEARCH THEMES

01 ANALYTICAL SCIENCE
Cannabinoid and terpene profiling, isolation & purification

02 PLANT SCIENCE
Anandia + growth experiments, plant health, extraction

03 DISCOVERY SCIENCE
Pre-clinical studies
Cannabinoid application

04 CLINICAL SCIENCE
Health outcomes, economic impact, targeted indications and clinical trials

INNOVATION & DIVERSIFICATION THROUGH HIGH VALUE PRODUCTS & PARTNERSHIPS

AURORA

- Launched Aurora Frost
- Introduced hard and soft shell capsules
- Developed Innovative cream based topical products
- Launched new oil types
- Developing exciting beverage and edible products in advance of future legislation

Partner	Contribution
RADIENT	Processing technology (extraction)
HEMPCO	Product diversification, source of low-cost CBD
CTT Pharma	Novel drug delivery (sublingual)
CAPCIUM	Softgel production technology
	Hydroponic home grow systems and supplies
WAGNER DIMAS	Patented pre-roll technology

10 Aurora Cannabis Inc. Q2 2019 MD&A

HORIZONTALLY DIVERSIFIED

Strong Medical & Adult Consumer Use Brands

VERTICALLY INTEGRATED

Aurora has secured a broadly diversified portfolio of three recognizable and well- established cannabis brands, including Aurora, CanniMed and MedReleaf, and consumer and wellness brands, such as San Rafael '71, Woodstock and AltaVie.

These brands are backed by award-winning products, detailed consumer and marketplace insights and advanced analytical frameworks.

Medical Cannabis Topical Cream Kit
CanniMed
MedReleaf

San Rafael

The WOODSTOCK Cannabis Company

ALTAVIE

DATA DRIVEN DEVELOPMENT · EXPERT GUIDED EXECUTION

Aurora Cannabis Inc. Q2 2019 MD&A 11

Building a Global Leader with Expertise Across the Entire Cannabis Value Chain

Today, Aurora is exceptionally well positioned, through its diverse acquisitions and strategic initiatives completed to date, to capitalize on the enormous opportunity across the entire cannabis industry value chain in both domestic and international markets.

01 BUILDING
Over 30+ years of experience in designing and engineering high-tech, automated, environmentally controlled greenhouses

02 CULTIVATION & EXTRACTION
Disruptive extraction technology to ensure low-cost, high yield operations

03 PLANT | MEDICAL SCIENCE & PRODUCT R&D
Industry leading genetics research and robust product innovation featuring a Medical Centre of Excellence

04 DISTRIBUTION
Robust domestic & international distribution networks spanning 98% of the Canadian population and other locations worldwide

05 CONSUMER ENGAGEMENT & BRANDS
Well-recognized and respected medical and consumer brands with strong consumer engagement and customer care

ACQUISITIONS

BORELA
Peloton
CanniMed
MedReleaf
ICCLABS
MED
canvas
PEDANIOS

STRATEGIC INVESTMENTS

RADIENT
HEMPCO
florafotonica
CTT
CAPCIUM
ALCANNA
CANN
sylo

12 Aurora Cannabis Inc. Q2 2019 MD&A

Management Discussion & Analysis

Table of Contents

Business Overview	14
Strategy	14
Overview of Key Quarterly Financial and Operating Results	16
Financial Highlights	17
Key Developments During the Three Month Period Ended December 31, 2018	19
Key Developments Subsequent to December 31, 2018	21
Financial Review	21
Liquidity and Capital Resources	27
Related Party Transactions	29
Accounting Estimates	30
New or Amended Standards Effective July 1, 2018	30
Recent Accounting Pronouncements	31
Financial Instruments	32
Financial Instruments Risk	33
Summary of Outstanding Share Data	34
Summary of Quarterly Results	35
Risk Factors	36
Internal Controls over Financial Reporting	37
Cautionary Statement Regarding Forward-Looking Statements	37
Cautionary Statement Regarding Certain Performance Measures	37

13 | Aurora Cannabis Inc.	Q2 2019 Management’s Discussion & Analysis

Management's Discussion and Analysis ("MD&A") of Financial Condition and Results of Operations for the Three and Six Months Ended December 31, 2018

This MD&A should be read in conjunction with the condensed consolidated interim financial statements of Aurora Cannabis Inc. ("Aurora" or the "Company") for the three and six months ended December 31, 2018 and the related notes thereto, which have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting (“IAS 34”) of International Financial Reporting Standards (“IFRS”). All figures are presented in thousands of Canadian dollars unless otherwise indicated. This MD&A has been prepared as of February 8, 2019 pursuant to the MD&A disclosure requirements under National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”) of the Canadian Securities Administrators ("CSA"). Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare the MD&A in accordance with Canadian disclosure requirements which may differ from U.S. disclosure requirements.

This MD&A, consolidated interim financial statements and the Company’s most recent annual audited consolidated financial statements, annual information form (“AIF”) and press releases have been filed in Canada on SEDAR at www.sedar.com and in the United States on EDGAR at www.sec.gov/edgar. Additional information can also be found on the Company's website at www.auroramj.com.

Business Overview

Aurora was incorporated under the Business Corporations Act of British Columbia on December 21, 2006 as Milk Capital Corp. On September 3, 2010, the Company changed its name to Prescient Mining Corp. Effective October 2, 2014, the Company changed its name to the present name, Aurora Cannabis inc. The Company’s shares are listed on the New York Stock Exchange ("NYSE") and the Toronto Stock Exchange ("TSX") under the trading symbol “ACB”, and on the Frankfurt Stock Exchange ("FSE") under the trading symbol “21P”.

The Company's head office and principal address is Suite 500 - 10355 Jasper Avenue, Edmonton, Alberta, Canada, T5J 1Y6. The Company’s registered and records office address is Suite 1500 - 1055 West Georgia Street, Vancouver, BC V6E 4N7.

Aurora is one of the world's largest and fastest growing cannabis companies, with multiple subsidiaries and strategic partnerships that provide differentiation in terms of geographic reach, production, technology, and product offerings.

With a growing number of countries beginning to adopt and develop medical cannabis legislation, the Company has embarked on an international expansion strategy, which includes business prospects and investments in Germany, Denmark, Italy, Poland, Australia, Cayman Islands, Malta, Lithuania, South Africa, and South America.

The Company’s principal business is the production, distribution and sale of cannabis products in Canada and internationally. Aurora currently conducts the following key business activities in the countries listed below:

•	Production, distribution and sale of medical and consumer market cannabis products in Canada pursuant to the Cannabis Act;
•	Distribution of wholesale medical cannabis in the European Union ("EU") pursuant to the German Medicinal Products Act and German Narcotic Drugs Act;
•	Production of medical cannabis in Denmark pursuant to the Danish Medicines Act;
•	Production and distribution of cannabis in Uruguay pursuant to Law N° 19,172 Cannabis and its derivatives: state control and regulation of the importation, production, acquisition, storage, marketing and distribution; and

Through its recent acquisitions, the Company expanded its business to include research and development, the production and sale of indoor cultivation systems, and the production and sale of hemp related products.

Aurora does not engage in any federally illegal U.S. cannabis-related activities. While the Company previously held an interest in a U.S. based company, Australis Holdings LLP (“Australis Holdings” or “AHL”), AHL did not engage in any cannabis-related activities for the periods presented. AHL was spun-out to Aurora shareholders as part of the Australis Capital Inc. spin-out transaction completed on September 19, 2018.

Strategy

We believe the global cannabis market is a rapidly developing business opportunity that comes along only once in a generation. There is a transformational wave sweeping the globe offering the potential to positively and significantly impact the lives of millions of people worldwide on a medical basis. There is also a significant amount of growing global support for the legalization of the adult consumer usage market.

Aurora competes globally in all significant markets where cannabis is federally legal and is currently a leader in the Canadian, European, Australian and Latin American markets with a strong first and early mover advantage. Our strategy includes controlling and driving down the operating costs across the entire value chain; producing high-quality cannabis at a world-leading scale; a keen commitment to science and technology; a pledge to place Canadian and global medical patients as our first priority; a prudent but aggressive deployment of capital and talent to identify, develop and win new markets; and finally, being the employer and partner of choice in the global cannabis industry.

14 | Aurora Cannabis Inc.	Q2 2019 Management’s Discussion & Analysis

Our strategy rests on the following foundational convictions and competitive advantages:

Cultivation

Cultivation is of critical importance. We believe that building a sustainable, global company must be done in a thoughtful and replicable manner. Our "Sky Class" production facilities are completely contained, environmentally-controlled, and are state of the art. Complete environmental control allows us to materially influence the variables that lead to consistent production, optimal yields, and greatly reduce the risk of crop losses. These facilities produce quality cannabis at massive scale, with significant automation and precision control resulting in ultra-low costs and reliable, consistent crops and yields. We believe these factors are critically important in the development of global brands and a strong reputation with governments and consumers world-wide. Furthermore, we believe that there will be a significant shortage of regulated, quality-controlled cannabis. With the industry at such an early stage, well-controlled, quality supply chains do not exist at the scale required globally. We therefore need to continue to build and operate our world-class scalable production facilities.

Strong, Healthy Margins

With ultra-low production costs comes the ability to maintain strong, healthy gross margins in a value-added supply/demand environment. As many other producers become economically unviable, controlled costs will allow us to continue to have low cost inputs for current and future value-added products.

Scale and Global Reach

We have industry-leading cultivation scale, with 11 facilities in production or under construction in Canada and elsewhere around the globe. Our facilities are expected to meet EU Good Manufacturing Practice ("GMP") standards. Currently three of our facilities and operations are certified to this exceedingly high standard, with more certifications in progress. This is the key regulatory barrier to entry in EU countries and the EU GMP certification is developing as the defacto standard globally. Aurora is one of the few companies in the world who can compete on an international basis. We have a significant global footprint operating currently on 5 continents and in 23 countries. Our "boots on the ground" strategy has resulted in the expansion of our workforce to over 2,000 employees. Our global expansion strategy is sound and responsible.

Science

We are a science-driven cannabis company. With over 40 PhDs and MScs on staff, we are world leaders in cannabis breeding and genetics, leading to more efficient growing cycles, production yield enhancements and disease resistant strains. Much of this work may be protected as intellectual property. Aurora also has over 40 clinical studies and trials that generate data and research papers that will support evidence-based decisions by doctors, prescribers, reimbursement agencies, and government policy makers. Furthermore, we believe we have one of the leading product development teams in the industry. Through our innovation, we have been able to introduce new products under existing regulations and are actively developing the next generation of products that will be in demand for both the medical and consumer markets.

Strategic Partnering

Cannabis is a unique substance that has the potential to both complement and disrupt a number of major industries. We believe that large, established leaders in mature industries have a role to play in the development of our industry and we intend to continue exploring these potential strategic relationships as effectively as possible. To realize this potential, we have accelerated the development of our capabilities and reach through a rational approach to building and structuring our operations across the entire value chain. With more than 15 strategic and targeted acquisitions since August 2016, Aurora is uniquely positioned to leverage its strategic assets and diversified corporate structure to potentially collaborate with several partners in completely independent business verticals to complement our abilities and accelerate our growth even further.

Medical Commitment

Aurora has a strong commitment to our medical patients in Canada and globally. We have over 73,000 active medical patients in Canada and are rapidly increasing our patient base. With our footprint in the EU and Latin American countries, we expect the growth of our global medical cannabis business to accelerate significantly over the next quarters and years. We currently believe that Aurora has a leading market share in Europe and Latin America.

Maturing Capital Structure

Building a leading global cannabis company that is sustainable for the long term requires a significant investment of capital. The rapid maturation of our company over the last year has provided us with the opportunity to move away from the traditional and more dilutive financing methods still prevalent in the industry. More debt and debt-like instruments have been secured to support our continued growth and capital needs. This serves to drive down our cost of capital, minimize dilution of our share pool, and provide additional validation of the quality and size of our production facilities and global business plans.

We are grateful to the many retail shareholders who have supported us. It is also important that we continue to grow and attract larger institutional shareholders as part of the Aurora story, to support our long term vision and stabilize Aurora’s shares in the capital markets.

15 | Aurora Cannabis Inc.	Q2 2019 Management’s Discussion & Analysis

Path to Profitability

Finally, with our increased availability of supply and broad global reach, Aurora is well on its way to near term profitability and the shift to a strong cash flow position. Based on currently planted, regulator approved, cultivation rooms, Aurora is on track to have approximately 25,000 kilograms of high-quality cannabis and cannabis derivatives available for sale in Q4 2019. With additional capacity coming onstream over the next 12 to 18 months, product availability will continue to increase materially.

In addition to world leading science, supply and scale, Aurora has a high margin advantage that will drive profitability and cash flows for many years to come. Long term, sustainable high margins result from:

Maximizing our average selling price through:

•	Leadership in key international markets which provide opportunities for higher margin options (medical, new products);
•	Full margin capture in Europe and Latin America by owning distribution channels directly; and
•	Commitment to science and product development resulting in new higher margin products being introduced and development of intellectual property.

Thus driving down overall production per gram cash costs through:

•	Commitment to science and technology resulting in increasing yields through genetics, low per gram operating costs from world-class automation, and replicable large scale pharmaceutical grade production; and
•	Leveraging massive scale to spread costs over a large volume of production.

Overview of Key Quarterly Financial and Operating Results

($ thousands)	Q2 2019	Q1 2019	% Change	Q2 2018	% Change
Financial Results
Gross revenue	$62,000	$29,674	109%	$11,700	430%
Net revenue (1)	$54,178	$29,674	83%	$11,700	363%
Cannabis net revenue (2) (3a)	$47,577	$24,596	93%	$9,773	387%
Gross margin on cannabis net revenue (2) (3b)	54%	70%	(23)%	63%	(15)%
Selling, general and administration expense	$66,362	$65,319	2%	$12,704	422%
(Loss) earnings attributable to common shareholders	($237,752)	$105,462	(325%)	$7,722	(3,179)%

Balance Sheet
Working capital	$274,629	$548,446	(50%)	$302,526	(9)%
Cannabis inventory and biological assets (4)	$79,924	$75,944	5%	$17,073	368%
Total assets	$4,875,884	$4,955,361	(2%)	$732,394	566%

Operational Results - Cannabis
Cash cost of sales per gram produced (2) (3c)	$1.92	$1.45	33%	$1.41	36%
Active registered patients	73,579	67,484	9%	21,718	239%
Average net selling price of dried cannabis (2)	$6.23	$8.39	(26)%	$7.86	(21)%
Average net selling price of cannabis extracts (2)	$10.00	$12.12	(18)%	$13.35	(25)%
Kilograms produced	7,822	4,996	57%	1,204	550%
Kilograms sold	6,999	2,676	162%	1,162	502%
(1)	Net revenue represents our total gross revenue exclusive of excise taxes levied by the Canada Revenue Agency ("CRA") on the sale of medical and recreational cannabis products effective October 17, 2018.
(2)	These terms are defined in the "Summary of Quarterly Results" section of this MD&A
(3)	Refer to the following sections for reconciliation of non-GAAP measures to the IFRS equivalent measure:
a.	Refer to the "Revenue" section below for a reconciliation of cannabis net revenue to the IFRS equivalent.
b.	Refer “Gross Margin” section for reconciliation to the IFRS equivalent.
c.	See “Cash Cost of Sales of Dried Cannabis and Cash Cost to Produce Dried Cannabis Sold - Aurora Produced Cannabis” section for reconciliation to IFRS.
(4)	Represents total biological assets and cannabis inventory, exclusive of merchandise, accessories, supplies and consumables.

16 | Aurora Cannabis Inc.	Q2 2019 Management’s Discussion & Analysis

Financial Highlights

Revenue

The Company reported net revenue of $54.2 million and $83.9 million for the three and six months ended December 31, 2018.

Aurora’s financial results for the three months ended December 31, 2018 ("Q2 2019") continued to show strong growth in its core cannabis businesses. Compared to the prior quarter, our net cannabis revenue increased by 93%, which was primarily driven by the legalization of cannabis in the consumer market in Canada through the Cannabis Act, which took effect on October 17, 2018. During the quarter, we established a strong position in the consumer market and achieved net revenues of $21.6 million from sales of cannabis products to this market.

During Q2 2019, our patient base increased to approximately 73,000 and our medical cannabis sales volume increased over the previous quarter by 472,210 dried cannabis grams, or 24%, and 127,884 cannabis extract gram equivalents, or 21%. While our medical cannabis sales continued to exhibit strong and steady growth this quarter, they were negatively impacted by the introduction of the excise tax levied on the sale of cannabis products by CRA effective October 17, 2018. Aurora does not believe that medical cannabis should be subject to excise taxation and accordingly, with our patient-first commitment, we have not passed along the cost of these excise taxes to our medical cannabis patients. Therefore, our cannabis net revenues were negatively impacted by $2.9 million, or 10%, for excise tax that Aurora will remit to the CRA. After taking into account the impact of these excise taxes, medical cannabis net revenue increased over the previous quarter by $2.0 million or 8%. We are also continuing to expand our business in international markets, although Q2 2019 grew only modestly at 3.5% as Aurora had limited supply available for export. We expect the ramp up of Sky and other Aurora production will allow a strong increase in international exports during the remainder of fiscal 2019.

The percentage of oil and extract-based sales was 22% of total net cannabis sales during the quarter. Although this represents a decrease from 31% for the prior quarter, it is primarily attributed to oil extraction capacity constraints at our existing facilities as production volumes increased. This constraint is now alleviated with the Health Canada licensing of our high-throughput extraction partner, Radient Technolgoies Inc. The Company expects the percentage of oil and extract-based sales to increase as the extraction capacity constraint is removed, the Canadian consumer market evolves, and as new products are introduced to the market, such as Aurora's recently launched softgel capsules. Aurora also continues to develop new extract-based products to expand its portfolio as new regulations in Canada and internationally allow for these products.

The average net selling price of dried cannabis and cannabis extracts decreased by $2.16 per gram and $2.12 per gram equivalent over the prior quarter. The decrease was primarily attributable to the negative impact of excise taxes on net revenues, as well as the wholesale pricing structure in the Canadian consumer market.

Looking ahead in fiscal 2019, the Company expects Canadian consumer market sales to contribute lower average net selling prices per gram equivalent of cannabis than those from the Canadian medical and European medical markets. The Company has prioritized growth and supply to the Canadian and international medical markets and will continue to introduce higher margin products such as softgel capsules and pre-rolls. Later in calendar 2019, new regulations under the Cannabis Act will allow for the sale of higher value, in-demand items such as vape pens, edibles, and other derivative products.

Production

In Q2 2019, Aurora increased the total number of kilograms of cannabis produced by 57% to 7,822 kilograms as compared to the prior quarter. The increase was primarily due to the production capacity added by Aurora Sky and MedReleaf’s Markham and Bradford facilities, which were welcomed into the family effective July 25, 2018.

During the quarter, Aurora made significant progress in ramping up Aurora Sky towards full scale production. The construction of Aurora Sky was substantially completed in January 2019. As of the date of this report, the majority of the flower rooms have been licensed and planted, with recent harvests yielding targeted volumes or better. Based on the substantially complete ramp up of certain Aurora production facilities, we are currently operating at an annual production capacity of 120,000 kilograms, based on Health Canada approved planted rooms. By Q3 2019 (March 2019), we are expecting to achieve annual production capacity in excess of 150,000 kilograms. Based on the Company’s current confirmed production results, Aurora will have approximately 25,000 kilograms of product available for sale by the end of Q4 2019. Aurora defines production capacity as representing the capacity of all planted rooms approved by Health Canada for sales, taking into account anticipated harvests at maturity, annualized for the following twelve month period, and based on a targeted historical yield per plant.

In addition, first saleable harvest at Aurora Nordic 1 is expected by the end of Q3 2019, with products available for sale expected by Q4 2019. Initial harvests for testing and licensing purposes have been completed successfully.

17 | Aurora Cannabis Inc.	Q2 2019 Management’s Discussion & Analysis

Cash Cost to Produce

Cash cost to produce per gram of dried cannabis increased to $1.92 per gram and gram equivalent, up by $0.47 from the previous quarter, due mainly to initial operating inefficiencies which resulted in higher labor costs incurred for the preparation of legalization of the consumer market effective October 17, 2018. The launch of the Canadian consumer market also resulted in higher inventory management and distribution costs incurred to meet initial demand. Future production costs are expected to decrease once again as Aurora Sky is fully operational, consumer launch inefficiencies are eliminated, and improvements from technology, scale and scientific yield expertise are realized across all Aurora facilities. Management expects that cash costs to produce a gram of cannabis at a “Sky Class” facility will be well below $1.00 per gram.

Our gross margin on cannabis net revenue declined to 54% in the current quarter from 70% in previous quarter. The margin compression was primarily due to: (i) higher production costs (as described above); (ii) increased packaging costs related to new regulatory requirements under the Cannabis Act incurred for the Canadian consumer market; (iii) lower average net selling prices per gram of equivalent cannabis earned from our wholesale customers on consumer market cannabis sales as compared to higher average net selling prices achieved from the Canadian and European medical cannabis sales; and (iv) the negative impact of excise taxes on medicinal sales, the cost of which was not passed on to these patients.

Selling, General and Administration

During Q2 2019, Aurora continued to ramp up investments in infrastructure and talent required to maintain a first-mover advantage for opportunities in the Canadian and international medical cannabis markets, and the Canadian consumer market.

Although general and administration costs increased by $7.7 million, or 21%, compared to the prior quarter, the increase was primarily attributable to $4.0 million in deferred consideration payable recognized in the current period relating to prior business acquisitions. IFRS requires that companies recognize this deferred consideration as a post-combination service expense. Of the remaining increase, $1.3 million is attributed to a full quarter of salaries, wage and benefit costs for the additional headcount assumed through our MedReleaf, Anandia, Agropro and Borela acquisitions. Also contributing to the increase was further talent acquisition in existing Aurora operations and additional public company costs, including legal and the initial fee for the Company's NYSE listing.

Sales and marketing costs decreased by $6.6 million, or 23%, compared to the previous quarter. The decrease was due to non-recurring marketing and preparation costs incurred mainly in Q1 2019, and the first few weeks of Q2 2019, in connection with the lead up to legalization of the consumer market in Canada. The decrease was offset by a $2.6 million increase relating to a full quarter of sales and marketing costs assumed through our MedReleaf, Anandia, Agropro and Borela acquisitions.

Other

Given the high level of volatility in the entire cannabis sector, Aurora experienced non-cash impacts and swings in the fair values assigned to our derivative instruments. During the three months ended December 31, 2018, Aurora recognized unrealized fair value losses on derivatives of $119.9 million as compared to unrealized fair value gains on derivatives of $86.9 million in the prior quarter. These non-cash fair value adjustments resulted in an increase in net loss during the three months ended December 31, 2018.

Loans and borrowings increased by $134.2 million from funds drawn under our Bank of Montreal ("BMO") credit facility (the "Credit Facility"), which provides for an aggregate total of $200.0 million in funds. As at December 31, 2018, we had $150.0 million outstanding under the Credit Facility.

Through the acquisitions of MedReleaf and Anandia, the Company recognized approximately $2.5 billion in intangible assets and goodwill. Integration activities for both acquisitions continued throughout Q2 2019. Production and science teams from Aurora, MedReleaf, and Anandia continue to work towards consolidating expertise on high-yield cultivation techniques, which are being deployed to all of our production facilities around the globe to further our industry-leading cultivation efficiencies and drive down our production costs.  Science and R&D teams across Aurora, MedReleaf, and Anandia are integrating and collaborating to build broad portfolios of high-value, high-margin products and together with the strengthened corporate teams of the three companies, will be a significant catalyst for penetrating new domestic and international markets.

On November 22, 2018, we completed our acquisition of ICC and recognized approximately $272.7 million in intangible assets and goodwill. The ICC acquisition establishes us as the industry leader in South America, a continent with over 420 million people. The acquisition creates a strong foundation for expansion, and leverages ICC’s first mover advantage in South America, bringing significant low-cost production capacity, a well-diversified product portfolio, and extensive distribution channels throughout South America and internationally. For more information about the ICC acquisition, refer to the "Key Developments During the Three Month Period Ended December 31, 2018" section below.

18 | Aurora Cannabis Inc.	Q2 2019 Management’s Discussion & Analysis

Key Developments During the Three Month Period Ended December 31, 2018

Legalization of the Consumer Cannabis Market in Canada

On October 17, 2018, the Cannabis Act came into force and replaced the ACMPR and effectively legalized the use of non-medicinal cannabis by adults across Canada, as well as making some revisions to the industrial Hemp Regulations (the "IHR"). Given that we were licensed pursuant to the ACMPR, our licenses were deemed to be issued under the Cannabis Act and we continued to cultivate, process and sell medical cannabis as well as cultivate, process and sell cannabis for non-medical purposes in Canada.

Acquisitions

Aurora is building a diversified and vertically integrated company to seize the opportunity of establishing a deep footprint in the global cannabis markets. During the quarter ending December 31, 2018, the Company continued to gain significant first-mover advantages in global markets through several strategic acquisitions and investment opportunities.

a)	Acquisition of ICC Labs Inc. ("ICC")

On November 22, 2018, the Company acquired ICC, a licensed producer and distributor of medicinal cannabinoid extracts, recreational cannabis and industrial hemp products in Uruguay, as well as a licensed producer of medicinal cannabis in Colombia.

The Company acquired all of the issued and outstanding shares of ICC for aggregate consideration of $262.9 million comprised of 31,904,668 common shares with a fair value of $255.2 million, and replacement share-based awards with a fair value of $7.7 million. The replacement share-based awards include $7.6 million for warrants and $0.02 million for compensation options.

This acquisition will create a strong foundation for expansion and leverage ICC’s first mover advantage in South America, bringing significant low-cost production capacity of both THC and CBD based products in both Uruguay and Colombia. We believe that ICC presently has the largest market share in Uruguay, the first country in the world to legalize cannabis for adult-use. In addition, ICC has extensive distribution channels throughout South American and internationally.

ICC is currently constructing a facility which is designed to add 1,000,000 square feet of greenhouse production in Uruguay. Both Colombia and Uruguay provide additional outdoor grow sites, with a potential total area of over 800 acres.

b)	Acquisition of HotHouse Consulting Inc. (“HotHouse”)

On November 26, 2018, the Company completed the acquisition of all the issued and outstanding shares of HotHouse, a provider of advanced greenhouse consulting services, specializing in hybrid greenhouse growing techniques. HotHouse's founder and industry veteran, Laust Dam, has joined Aurora’s wholly-owned subsidiary, Aurora Larssen Projects (“ALPS”) as VP of Horticultural Development. This acquisition will allow Aurora to expand ALPS' post-construction services offerings and provide customers with ongoing support and consulting by HotHouse's crop specialists.

c)	Letter of intent to Acquire Farmacias Magistrales S.A. ("Farmacias")

In December 2018, the Company entered into a Letter of Intent ("LOI") to acquire all of the issued and outstanding shares of Farmacias, an established Mexican pharmaceutical manufacturer and distributer with a broad reach to approximately 80,000 retail points and 500 pharmacies and hospitals across Mexico. Farmacias recently received the first and only import license granted to date, from the Federal Commission for Protection Against Health Risks ("COFEPRIS"). COFEPRIS is the Mexican government body responsible for medical cannabis licensing. This license permits Farmacias to import Aurora medical cannabis products containing THC into Mexico. Farmacias has also received licenses from COFEPRIS to permit the importation and storage of raw CBD and THC materials, as well as the manufacturing and distribution of CBD and THC products.

Consideration to be paid for the acquisition of Farmacias will be in the form of Aurora's shares, based on a valuation of the proforma distribution revenue projections of Farmacias. The consideration also includes a contingent portion of up to 25%, which is payable only upon the achievement of certain milestones over the next 12 months related to operational metrics, such as maintenance market share.

Strategic Investments

a)	Choom Holdings Inc. ("Choom")

On November 2, 2018, the Company subscribed to a $20.0 million unsecured convertible debenture in Choom bearing interest at 6.5% per annum and maturing on November 2, 2022. The debenture is convertible into common shares of Choom at $1.25 per share after March 3, 2019. In connection with the debenture, the Company also received an aggregate of 96,464,248 share purchase warrants in Choom. The share purchase warrants are exercisable between $1.25 and $2.75 per share beginning November 2, 2018 and expire on November 2, 2020. Per the terms of the arrangement and in accordance with the Cannabis Retail Regulations in Ontario, licensed producers are subject to a 9.9% ownership interest in licensed retailers. As a result, Aurora's ability to convert its convertible debentures and exercise its share purchase warrants is subject to this 9.9% ownership restriction.

Choom is an emerging cannabis company that has secured one of the largest retail networks in Canada. With the investment from Aurora, Choom intends to accelerate its sophisticated retail channel expansion in the Canadian consumer market, and is committed to establishing Choom as a dominant national cannabis retail brand.

19 | Aurora Cannabis Inc.	Q2 2019 Management’s Discussion & Analysis

b)	High Tide Inc. ("High Tide")

On December 12, 2018, the Company invested $10.0 million in unsecured convertible debentures bearing an interest rate of 8.5% per annum and maturing on December 12, 2020. The debentures are convertible into common shares of High Tide at $0.75 per share at the option of the Company at any time after June 12, 2019, subject to Aurora holding no more than a 9.9% ownership interest in High Tide in accordance with the ownership restriction applicable to licensed producers under the Cannabis Retail Regulations in Ontario.

High Tide is an Alberta based, retail focused cannabis and lifestyle accessories company. High Tide is developing a network of cannabis and cannabis accessory retail stores across Canada. High Tide is also focused on manufacturing and distributing branded cannabis accessories, which positions the business exceptionally well to capitalize on the Canadian consumer cannabis industry.

c)	Partial Disposition of Common Shares of The Green Organic Dutchman Holdings Ltd. (“TGOD”)

In October 2018, the Company sold 6,341,250 common shares of TGOD for gross proceeds of $35.9 million at an average price of $5.66 per share. Following the disposition, Aurora held 33,333,334 common shares representing approximately 13% of TGOD’s issued and outstanding shares.

Facility Licensing

a)	Sales License for Aurora Sky and Aurora Vie Facilities

On October 17, 2018, the Company received its Health Canada sales license for most of the 17 bays at its Sky Facility, which is located at the Edmonton International Airport, as well as its softgel sales license for its Vie facility, located in Pointe-Claire, Quebec. These licenses will enable Aurora to increase product availability across Canada, and scale-up production to service the rapid growth anticipated in domestic and international markets.

International Expansion

a)	First Medical Cannabis Import Permit from Polish Ministry of Health

On October 25, 2018, Aurora became the first company to be granted a cannabis import permit for medical cannabis products from the Polish Ministry of Health. In the upcoming months, Aurora Deutschland intends to ship medical cannabis to a pain treatment center and a hospital in Warsaw, Poland. Under Polish legislation, physicians can prescribe medical cannabis products to patients, who can then access it through registered pharmacies. This permit establishes a new and significant medical market for Aurora. Through this process, we have established strong relationships with medical professionals, state-owned wholesalers and local foundations, who have played an integral role in achieving this milestone.

b)	Exports of Medical Cannabis to the Czech Republic

In November 2018, the Company secured the required export permit to complete our first shipment of medical cannabis products to the Czech Republic. Products were shipped to Czech Medical Herbs s.r.o. ("CMH"), a Czech pharmaceutical wholesaler, which supplies pharmacies throughout the country. CMH is a distributor of medicinal products with a specialization in Cannabis for medical use and medicinal products containing cannabinoids.

Cannabis for medical purposes was regulated in the Czech Republic. While the country has some domestic production, product availability remains limited and importing products from federally licensed producers with EU GMP cultivation facilities, like Aurora, will continue to augment supply and help meet growing market demand.

c)	Exports of Medical Cannabis to Luxembourg

In December 2018, the Company, through its wholly owned subsidiary Aurora Deutschland, has been selected by the Luxembourg Health Ministry to supply medical cannabis to that country. The Company has received all required authorizations (import and export licenses) and has commenced its first shipment of high-grade medical cannabis to Luxembourg's Division de la Pharmacie et des Medicaments.

Product Line Expansion

a)	Launch of Vape-Ready, High-Potency CBD Oil Cartridges

On October 16, 2018, the Company received compliance verification from Health Canada to sell its innovative, high-potency, vape-ready CBD oil product line under the Aurora Cloud brand. The first Aurora Cloud products released contain over 550mg of CBD and less than 30mg of THC, making them the only vape-ready CBD products legally available in Canada.

Listing and Financing Activities

a)	NYSE Listing

On October 23, 2018, the Company’s common shares commenced trading on the NYSE under the ticker symbol “ACB”. The NYSE listing provides Aurora with access to a global base of institutional and retail investors, which will enable the Company to continue to pursue and advance domestic and international growth initiatives.

b)	Conversion of 6.0% Unsecured Convertible Debentures

On November 15, 2018, the Company elected to exercise its right to force the conversion of certain unsecured convertible debentures that bore interest at 6% per annum and had a maturity date of November 28, 2022. The Company was able to convert all of the remaining principal amount outstanding under these debentures given that the VWAP exceeded $9.00 per share for 10 consecutive trading days.

20 | Aurora Cannabis Inc.	Q2 2019 Management’s Discussion & Analysis

Adoption of Shareholder Rights Plan (the "Rights Plan")

Effective October 4, 2018, the Company adopted the Rights Plan, which was subsequently approved by our shareholders on November 30, 2018. The terms of the Rights Plan are contained in a shareholder rights plan agreement (the “Rights Agreement”), dated as of November 30, 2018, between the Company and Computershare Trust Company of Canada, as rights agent. Such terms are summarized in our management information circular, dated as of October 16, 2018. The Rights Plan was adopted to provide adequate time for our board and shareholders to assess any unsolicited take-over bid for us, to provide the board with sufficient time to explore and develop alternatives for maximizing shareholder value and to provide shareholders with an equal opportunity to participate in a takeover bid and receive full and fair value for their common shares.

Key Developments Subsequent to December 31, 2018

Convertible Senior Notes

On January 24, 2019, the Company issued US$345.0 million in aggregate principal amount of Convertible Senior Notes due 2024 (“Senior Notes”), which includes a US$45.0 million over-allotment by the initial purchasers. The Senior Notes were issued at par value.

The Senior Notes are unsecured, mature on February 28, 2024 and bear cash interest semi-annually at a rate of 5.5% per annum. The initial conversion rate for the Senior Notes is 138.37 common shares per US$1,000 principal amount of Senior Notes, equivalent to an initial conversion price of approximately US$7.23 per common share. The initial conversion rate represents a premium of approximately 10.0% to January 17, 2019 common share closing sale price on the New York Stock Exchange and is subject to adjustment in certain events.

On and after February 28, 2022 and prior to February 28, 2024, the Senior Notes are redeemable in whole or in part from time to time at the Company's option at par plus accrued and unpaid interest, provided that the VWAP of the shares on the NYSE during the 20 consecutive trading days ending immediately preceding the date on which notice of redemption is given is not less than 130% of the conversion price then in effect.

Holders will also have the right to require Aurora to repurchase their Senior Notes upon the occurrence of certain customary events at a purchase price equal to 100% of the principal amount of the Senior Notes to be repurchased, plus accrued and unpaid interest.

The Senior Notes and any common shares of Aurora issuable upon conversion of the Senior Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or any state securities laws, or qualified for distribution by prospectus in Canada, and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements, or sold in Canada absent an exemption from the prospectus requirements of Canadian securities laws.

Acquisitions

On January 31, 2019, the Company entered into an Amalgamation agreement to acquire all of the issued and outstanding shares of privately held Whistler Medical Marijuana Corporation in an all-share transaction valued at up to approximately $175 million, including certain milestone payments. The closing of this transaction is subject to certain customary conditions.

Whistler has developed a strong reputation with patients and consumers alike for providing premium quality cannabis products. Founded in 2013, Whistler was the first licensed producer to obtain organic certification and sell a full suite of organic certified cannabis products. Whistler operates two indoor licensed production facilities with an anticipated combined production capacity of over 5,000 kilograms per year once at full capacity, which is expected to occur in the summer of 2019.

Investments

Subsequent to December 31, 2018, the Company sold 4,500,000 common shares of TGOD for gross proceeds of $11.5 million. Following the disposition, Aurora currently holds 28,833,334 common shares representing approximately 10.7% of TGOD's issued and outstanding shares.

On January 15, 2019, the Company invested $5.0 million in a secured convertible debenture in Hempco, a subsidiary controlled by the Company. The debenture bears interest at 8% per annum and is convertible at $1.18 per Hempco share at Aurora's election until January 15, 2021. Aurora currently holds a 52% interest in Hempco and, if fully converted, excluding interest, would hold 55% of Hempco's outstanding shares.

Financial Review

Revenue

The Company primarily operates in the cannabis market. Effective October 17, 2018, the Cannabis Act took effect in Canada and Aurora began selling cannabis to the consumer market across Canada. Aurora also derives revenues from auxiliary support functions, which include patient counseling services; design, engineering and construction services; and cannabis analytical product testing services. The table below outlines the reconciliation from the Company's total revenue to its cannabis net revenue metric for the three and six months ended December 31, 2018 and December 31, 2017.

21 | Aurora Cannabis Inc.	Q2 2019 Management’s Discussion & Analysis

($ thousands)	Three months ended		Six months ended
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Net revenue	54,178	11,700	83,852	19,949
Design, engineering and construction services	—	—	(1,489)	—
Patient counseling services	(1,926)	(874)	(3,576)	(1,800)
Analytical testing services	(1,232)	—	(1,814)	—
Horizontally integrated business revenues	(3,443)	(1,053)	(4,800)	(1,053)
Cannabis net revenue	47,577	9,773	72,173	17,096

During the three months ended December 31, 2018, Cannabis net revenue increased by $37.8 million or 388% as compared to the same period in prior year. The increase was primarily due to $21.6 million of cannabis net revenue earned from the consumer market during the period.

During the six months ended December 31, 2018, cannabis net revenue increased by $55.1 million (or 322%), as compared to the same period in the prior year. The increase is primarily attributable to (i) $21.6 million of consumer cannabis net revenue, which was not present in the prior comparative period, and (ii) the inclusion of revenues generated by MedReleaf and CanniMed, which were acquired on July 25, 2018 and March 15, 2018, respectively, and contributed a combined cannabis revenue of $37.2 million and $53.1 million to the three and six month periods ended December 31, 2018.

The table below outlines the breakdown of cannabis net revenue between our medical and consumer markets as well as our dried cannabis and cannabis extracts for the three months ended December 31, 2018 and September 30, 2018.

($ thousands)	Three months ended
	December 31, 2018	September 30, 2018
Medical cannabis net revenue
Canada dried cannabis	15,410	13,752
EU dried cannabis	2,853	2,803
Cannabis extracts (1)	7,731	7,488
Total medical cannabis net revenue	25,994	24,043

Consumer cannabis net revenue
Dried cannabis	18,796	533
Cannabis extracts (1)	2,787	20
Total consumer cannabis net revenue	21,583	553

Total cannabis net revenue	47,577	24,596
(1)	For the three months ended December 31, 2018, cannabis extracts revenue includes cannabis oils, capsules, softgels and topical revenue. For the three months ended September 30, 2018, cannabis extracts revenue included cannabis oil and capsules.

Medical Cannabis Net Revenue

During the three months ended December 31, 2018, the Company maintained stable and strong medical cannabis net revenues with an increase of $2.0 million, or 8.11% over the prior quarter. Medical cannabis net revenue for the current quarter also included a full three months of MedReleaf’s revenues, which were assumed beginning July 25, 2018. The increase in medical cannabis net revenue for the current quarter was primarily due to the following:

•	Sales volume increased over the previous quarter by 472,210 dried cannabis grams, or 24%, and 127,884 cannabis extract gram equivalents, or 21%. This was primarily due to the inclusion of a full quarter of MedReleaf's revenue in the current quarter as compared to a partial quarter of MedReleaf's revenue in the previous period. Additionally, the increase also resulted from the increase in the number of active registered patients list from 67,484 as at September 30, 2018 to 73,579 as at December 31, 2018.
•	European dried cannabis sales remained relatively consistent with an increase of $0.1 million, or 43,153 grams, over the prior quarter.

Consumer Cannabis Net Revenue

Consumer cannabis net revenue increased by $21.0 million over the prior quarter due to the legalization of cannabis for the consumer market under the Cannabis Act, which came into effect on October 17, 2018. During the three months ended December 31, 2018, the Company sold 3,500,420 dried cannabis grams and 306,270 cannabis extract gram equivalents.

22 | Aurora Cannabis Inc.	Q2 2019 Management’s Discussion & Analysis

Average net selling price

The average net selling price of dried cannabis and cannabis extracts decreased by $2.16 per gram and $2.12 per gram equivalent over the prior quarter. This was primarily attributable to:

•	The negative impact of excise taxes on net revenues during the three months ended December 31, 2018 which was not present in the prior quarter. The Company does not currently pass along the cost of the excise taxes to our medical cannabis patients. These taxes are netted against total revenue which results in a lower computed average net selling price.

•	The lower margins achieved from our consumer cannabis sales, as compared to our medical cannabis sales, resulting from our wholesale pricing structure with provincial bodies which purchase and distribute our cannabis products to the consumer market. Consumer cannabis net revenues accounted for 45% of total cannabis net revenue during the three months ended December 31, 2018 as compared to 2% in the prior quarter. Overall, our consumer cannabis sales to the various provincial bodies resulting in a lower average net selling price per gram as compared to medical cannabis net revenues which are sold directly to patients.

Gross Margin

The table below outlines gross profit and margin before fair value adjustments for the three and six months ended December 31, 2018 and December 31, 2017.

($ thousands)	Three months ended		Six months ended
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Net revenue	54,178	11,700	83,852	19,949
Cost of goods sold	25,800	4,837	35,342	7,909
Gross profit before fair value adjustments (1)	28,378	6,863	48,510	12,040
Gross margin before fair value adjustments (1)	52%	59%	58%	60%
(1)	Gross profit and gross margin before fair value adjustments are both non-GAAP measures, which are calculated by excluding non-cash fair value changes as required by IFRS. We believe that these measures provide more useful information to assess our performance operating results.

Gross profit before fair value adjustments

Gross margin, excluding the impact of fair value changes, for the three and six months ended December 31, 2018 was 52% and 58%, respectively compared to 59% and 60% for the same periods in prior year. The decline in our gross margin was a result of (i) higher production and packaging costs incurred on ramp up activities for the legalization of cannabis for the Canadian consumer market (ii) lower average net selling prices per gram of equivalent cannabis earned from our wholesale customers on consumer cannabis sales and (iii) the negative impact of excise taxes on medicinal revenue, the cost of which was not passed on to customers. During the three and six months ended December 31, 2018, consumer cannabis accounted for 40% and 26%, respectively of total net revenues compared to 0% for the three and six months ended December 31, 2017.

($ thousands)	Medical			Consumer			Auxiliary Support Functions	Total
	Dried Cannabis	Cannabis Extracts (2)	Total	Dried Cannabis	Cannabis Extracts (2)	Total
Three months ended December 31, 2018
Gross revenue	20,298	8,602	28,900	23,077	3,422	26,499	6,601	62,000
Excise taxes	(2,035)	(871)	(2,906)	(4,281)	(635)	(4,916)	-	(7,822)
Net revenue	18,263	7,731	25,994	18,796	2,787	21,583	6,601	54,178
Cost of goods sold	(7,733)	(2,973)	(10,706)	(9,977)	(1,382)	(11,359)	(3,735)	(25,800)
Gross profit before fair value adjustments (1)	10,530	4,758	15,288	8,819	1,405	10,224	2,866	28,378
Gross margin before fair value adjustments (1)	58%	62%	59%	47%	50%	47%	43%	52%

Three months ended September 30, 2018
Gross and net revenue	16,555	7,488	24,043	533	20	553	5,078	29,674
Cost of goods sold	(4,944)	(2,368)	(7,312)	(169)	(6)	(175)	(2,055)	(9,542)
Gross profit before fair value adjustments (1)	11,611	5,120	16,731	364	14	378	3,023	20,132
Gross margin before fair value adjustments (1)	70%	68%	70%	68%	70%	68%	60%	68%

(1)	Gross profit and gross margin before fair value adjustments are both non-GAAP measures, which are calculated by excluding non-cash fair value changes as required by IFRS. We believe that these measures provide useful information to assess our performance operating results.
(2)	For the three months ended December 31, 2018, cannabis extracts revenue includes cannabis oils, capsules, softgels and topical revenue. For the three months ended September 30, 2018, cannabis extracts revenue included cannabis oil and capsules.

23 | Aurora Cannabis Inc.	Q2 2019 Management’s Discussion & Analysis

Medical Cannabis Gross Margin

Gross margin on medical cannabis sales, excluding the impact of fair value changes, for the three months ended December 31, 2018 was 59% as compared to 70% for the three months ended September 30, 2018. This decrease in gross margin was primarily due to: (i) the impact of higher production and packaging costs incurred to comply with the new Cannabis Act regulations which came into effect on October 17, 2018 and (ii) the negative impact of excise taxes on medicinal sales, the cost of which was not passed on to these patients. Of the $7.82 million excise taxes incurred during the three months ended December 31, 2018, $2.9 million relates to excise taxes levied on cannabis products that we sold to medical patients in Canada. Given that the costs of these excise taxes on medicinal sales in Canada was not recovered from our medical patients, it directly impacted our bottom line and decreased our gross margin by 7%.

The Company expects that cannabis production costs will continue to improve once Aurora Sky is fully operational and the efficiencies from automation, scale and yield expertise are realized across all Aurora facilities. To offset further margin compression, Aurora continues to explore new extract-based products which command higher margins and intends to expand its portfolio of products.

Consumer Cannabis Gross Margin

Gross margin on consumer cannabis sales, excluding the impact of fair value changes, for the three months ended December 31, 2018 was 47% compared to 68% for the three months ended September 30, 2018. Given the immaterial amount of revenue recognized during the three months ended September 30, 2018 for the consumer market, the analysis of gross margin during that period is not meaningful.

Gross margin, excluding the impact of fair value changes, earned from consumer cannabis sales is 47% as compared to gross margin, excluding the impact of fair value changes, earned from medical cannabis sales of 59%. The margin on consumer sales is lower due to the wholesale volume-based pricing structure with various provincial bodies, which yields a lower average net selling price per gram as compared to medical cannabis net revenues which are sold directly to patients or other licensed producers.

Cash Cost of Sales of Dried Cannabis and Cash Cost to Produce Dried Cannabis Sold - Aurora Produced Cannabis

($ thousands)	Q2 2019	Q1 2019
Total consolidated cost of sales	$25,800	$9,542
Adjustments:
Non-cannabis segment and non-cannabis cost of sales (1)	(3,920)	(2,056)
Cash cost of sales for cannabis extracts	(4,151)	(1,940)
Cost of cannabis purchased from other licensed producers	(1,424)	(1,225)
Cannabis retained for quality assurance and R&D testing	—	—
Depreciation	(770)	(444)
Cost of accessories (2)	(748)	(75)
Cash cost of sales of dried cannabis sold (3)	$14,787	$3,802
Packaging costs	(3,839)	(901)
Cash cost to produce dried cannabis sold (3)	$10,948	$2,901

Grams of dried cannabis sold produced by Aurora (4)	5,697,240	2,001,443
Cash cost of sales per gram of dried cannabis sold (5)	$2.60	$1.90
Cash cost to produce per gram of dried cannabis sold (5)	$1.92	$1.45
(1)	Non-cannabis segment cost of sales consists of cost of sales from home cultivation and hemp products while non-cannabis cost of sales consists of cost of sales from patient counseling services, design, engineering and construction services, and analytical product testing. These were removed from consolidated cost of sales to determine cash costs solely related to sales of cannabis.
(2)	Cost of accessories includes cost of sales from vaporizers, grinders, and capsule fillers.
(3)	Cash cost of sales of dried cannabis sold and cash cost to produce dried cannabis sold are non-GAAP financial measures and are not a recognized, defined, or standardized measure under IFRS.
(4)	Grams of dried cannabis sold includes dried grams sold by Aurora, CanniMed, and MedReleaf, but excludes the dried grams sold that were purchased from other LPs.
(5)	Cash cost of sales per gram of dried cannabis sold and cash cost to produce per gram of dried cannabis sold represent the cash cost per gram sold by Aurora, CanniMed, and MedReleaf in Q2 2019 and Q1 2019. Cash cost of sales per gram of dried cannabis sold and cash cost to produce per gram of dried cannabis sold are non-GAAP financial measures and are not a recognized, defined, or standardized measure under IFRS.

Cash cost to produce per gram of dried cannabis sold increased by $0.47 for the three months ended December 31, 2018, as compared to the three months ended September 30, 2018. The increase was primarily attributable to higher labor and logistics costs incurred in preparation for the legalization of the consumer market.

24 | Aurora Cannabis Inc.	Q2 2019 Management’s Discussion & Analysis

Cash cost of sales per gram of dried cannabis sold increased by $0.70 for the three months ended December 31, 2018, as compared to the three months ended September 30, 2018. The increase was primarily attributable to higher inventory management and distribution costs incurred to meet consumer cannabis demand as well as increased packaging costs, including excise tax stamping and final packing, related to meeting regulatory requirements in accordance with the Cannabis Act. Of the 5,697 kilograms of dried cannabis sold that was produced by Aurora, 61% was sold in the consumer market.

The Company expects future production costs per gram will continue to improve once Aurora Sky is fully operational and the efficiencies from automation, scale and yield expertise are realized across all Aurora facilities.

Grams of Dried Cannabis and Grams Equivalent of Extracts Produced

Grams of dried cannabis produced refers to the grams of dried cannabis harvested from plants in the period. The Company calculates grams produced based on the final recorded weight of dried harvested buds that have completed the drying stage net of any weight loss during the drying process for the period.

Grams equivalent of cannabis extracts produced represents the equivalent number of dried grams used to produce the cannabis extract product. The dried cannabis is first extracted into a bulk concentrate, which is then diluted into cannabis oil, or further processed into a cannabis capsule product. The “grams equivalent” measure is used to disclose the volume in grams, of extracts sold and (or) produced in the period as opposed to milliliters, or number of capsules. The actual grams used in the production of cannabis oils and cannabis capsules can vary depending on the strain of dried cannabis used, which can yield different potencies and strengths. The Company estimates and converts its cannabis extract inventory to equivalent grams based on the tetrahydrocannabinol (“THC”) and cannabidiol (“CBD”) content in the cannabis extract product. On average, for the three months ended December 31, 2018, September 30, 2018, and December 31, 2017, one bottle of cannabis oil was equivalent to 8.1, 8.8 and 6.2 gram equivalents of dried cannabis, respectively. On average, for the three months ended December 31, 2018 and September 30, 2018, one bottle of cannabis capsules was equivalent to 3.0 and 4.7 gram equivalents of dried cannabis, respectively.

Operating Expenses

($ thousands)	Three months Dec 31, 2018	Three months Sep 30, 2018
General and administration	$43,621	$35,943
Sales and marketing	22,741	29,376
Acquisition costs	5,692	14,980
Research and development	1,811	3,426
Depreciation and amortization	19,263	15,122
Share-based compensation	19,204	21,076
Total operating expenses	$112,332	$119,923

($ thousands)	Three months Dec 31, 2018	Three months Dec 31, 2017	Six months Dec 31, 2018	Six months Dec 31, 2017
General and administration	$43,621	$7,568	$79,564	$10,561
Sales and marketing	22,741	5,136	52,117	8,804
Acquisition costs	5,692	1,756	20,672	2,096
Research and development	1,811	172	5,237	279
Depreciation and amortization	19,263	460	34,385	1,094
Share-based compensation	19,204	7,456	40,280	9,942
Total operating expenses	$112,332	$22,548	$232,255	$32,776

The overall increase in operating expenses during the three and six months ended December 31, 2018, as compared to the prior comparative periods, was primarily due to rapid organic growth of the Company as well as the assumption of operating expenses from newly acquired subsidiaries. While the comparative periods have been presented herein, the comparison and discussion of the respective periods is less relevant and meaningful given the changes in scale and size of the company’s operations over the prior 12 months.

Of the $112.3 million of operating expenses recognized in the three months ended December 31, 2018, $36.7 million was from MedReleaf, CanniMed, Anandia, Agropro, Borela and ICC, with $10.5 million included in general and administration expenses and $7.5 million included in sales and marketing expenses from these subsidiaries.

Of the $232.3 million of operating expenses recognized in the six months ended December 31, 2018, $63.1 million was from MedReleaf, CanniMed, Anandia, Agropro, Borela and ICC, with $19.3 million included in general and administration expenses and $12.6 million included in sales and marketing expenses from these subsidiaries.

25 | Aurora Cannabis Inc.	Q2 2019 Management’s Discussion & Analysis

General and administration

The $7.7 million increase in general and administration ("G&A") expense during the three months ended December 31, 2018, as compared to the three months ended September 30, 2018, was primarily due to $4.0 million of deferred consideration payable that was recognized in the current period related to prior business acquisitions. Although directly related to previous acquisitions, IFRS requires that we recognize this deferred consideration as post-combination service expense. The Company is still liable for future contingent consideration related to these acquisitions and expects that $20.4 million may be paid out in cash or shares over the next four years if certain milestones and conditions are met. Additionally, included in the three months ended December 31, 2018 was an increase of $1.3 million in G&A related to the inclusion of a full quarter of expenses from MedReleaf, Anandia, Agropro and Borela.

The increase in G&A expense for the three and six months ended December 31, 2018, compared to the same periods in prior year, are primarily attributable to an increase in salaries, wages and benefit costs associated with the increase in headcount from organic growth as well as acquisitions. Other increases include increased regulatory and public company fees related to our listing on the NYSE, increased professional and consulting fees related to general corporate matters, and corporate office charges related to the expansion of domestic and international operations and business functions.

Sales and marketing

Sales and marketing costs decreased by $6.6 million, or 23%, compared to the previous quarter. The decrease was due to non-recurring marketing and preparation costs incurred in connection with the ramp up to legalization of consumer cannabis in Canada. Additionally, included in the three months ended December 31, 2018 was an increase of $2.6 million in sales and marketing related to the inclusion of a full quarter of expenses from MedReleaf, Anandia, Agropro and Borela.

During the three months ended December 31, 2018, sales and marketing expense increased by $17.6 million, as compared to the same period in prior year, primarily due to an increase in sales headcount to support the expansion of our sales distribution network and relationships underlying our business, as well as costs incurred in connection with preparation activities for the legalization of cannabis use by the consumer market. Note that branding and promotion of cannabis are prohibited under the Cannabis Act. The costs related to preparation activities for the legalization of cannabis use by the consumer market are non-recurring and are not expected to impact subsequent quarters.

For the six months ended December 31, 2018, sales and marketing expense increased by $43.3 million from the prior comparative period. The increase was primarily related to an increase in headcount to support the expansion of our sales distribution network, including logistics costs; the growth of our medical sales channel; and preparation activities for the legalization of cannabis use by the consumer market.

Acquisition costs

Acquisition costs increased by $3.9 million and $18.6 million for the three and six months ended December 31, 2018, as compared to the same comparative periods in the prior year. During the three months ended December 31, 2018, acquisition costs of $5.7 million predominantly related to our purchase of ICC. During the three months ended September 30, 2018, acquisition costs of $15.0 million predominantly related to our purchase of MedReleaf, Anandia, Agropro and Borela. Acquisition costs include professional, accounting, finders' and legal fees incurred in relation to the successful completion of acquisitions. The nature and magnitude of acquisition costs is not predictable and depends on what acquisitions projects are ongoing at a particular point in time.

Research and development

The increase in research and development expenses of $1.6 million and $5.0 million for the three and six months ended December 31, 2018 as compared to the same comparative periods in the prior year was related to product development costs and enhancements to support cultivation efficiencies.

Depreciation and amortization

Depreciation and amortization expense increased by $18.8 million and $33.3 million for the three and six months ended December 31, 2018 as compared to the same comparative periods in prior year. The increase was related to (i) the construction, retrofitting and completion of new grow facilities, such as Aurora Sky; (ii) capital assets acquired through business acquisitions; and (iii) intangible assets acquired through business acquisitions.

Share-based compensation

For the three months and six months ended December 31, 2018, share-based compensation increased by $11.7 million and $30.3 million from the same prior comparative periods. The increase was commensurate with the increase in the size of our workforce and related to the issuance and vesting of more stock options to attract and retain talent. Additionally, during the six months ended December 31, 2018, the Company also recognized share-based compensation relating to the post-combination vesting of options replaced for the MedReleaf acquisition.

Other (loss) income

Other expense was $199.8 million during the three months ended December 31, 2018 and was primarily attributable to (i) $119.9 million of non-cash unrealized losses on derivative financial instruments; and (ii) $70.0 million impairment charge recognized on our equity investments. During the three months ended December 31, 2018, the entire cannabis sector experienced volatility and general decreases which led to these non-cash losses being recognized.

26 | Aurora Cannabis Inc.	Q2 2019 Management’s Discussion & Analysis

Other income was $20.8 million during the six months ended December 31, 2018 and was primarily attributable to a $144.4 million non-cash gain on the deemed disposal of the Company's significant influence investment in TGOD, which was offset by the $70.0 million impairment of our equity investments and $32.9 million of unrealized non-cash losses on derivative financial instruments.

Refer to Notes 5(b) and 6 of the Interim Consolidated Financial Statements as at and for the three and six months ended December 31, 2018 for a summary of the Company's derivative investments and significant influence investments. Given the high level of volatility in the entire cannabis sector, this has resulted in significant non-cash impacts and swings in the fair values assigned to our derivative instruments and investments.

Liquidity and Capital Resources

As at December 31, 2018, the Company had cash and cash equivalents and restricted cash available of $88.2 million compared to $89.2 million as at June 30, 2018. During the three months ended December 31, 2018, the Company generated $54.2 million of net revenue and primarily financed its current operations and growth initiatives through debt financing. For more information on key cash flows related to operations, investing and financing activities during the quarter, refer to the “Cash Flow Highlights” discussion below.

The Company’s objective when managing its liquidity and capital resources is to maintain sufficient liquidity to support financial obligations when they come due, while executing operating and strategic plans. The Company manages liquidity risk by monitoring its operating requirements and preparing budgets and cash flow forecast to identify cash flow needs for general corporate and working capital purposes, as well as for expansion initiatives.

On August 29, 2018, the Company entered into a secured credit agreement (the “Credit Agreement”) with BMO, under which the Company has a $50.0 million revolving credit facility (“Facility A”) and a $150.0 million non-revolving facility (“Facility B”) (together, “the Credit Facility”). As at December 31, 2018, the Company has a $1.6 million letter of credit outstanding under Facility A and $150.0 million outstanding under Facility B, which is fully drawn. Under the terms of the Credit Agreement, the Company has an option to upsize the Credit Facility to a total of $250.0 million, subject to certain conditions. For more information about the Credit Facility, refer to Note 14 of the Interim Consolidated Financial Statements as at and for the three and six months ended December 31, 2018.

As of December 31, 2018, the Company did not meet a cash concentration covenant, where the Company is required to maintain all of its bank accounts with BMO and its affiliates, except bank accounts having an aggregate principal balance of less than the greater of (i) $2,500 and (ii) 10% of the Company’s consolidated cash. The Company was off-side due to the prior acquisition of a subsidiary which holds large bank balances with another bank. As at December 31, 2018, the Company had a waiver from BMO with regard to this matter. In addition, as at December 31, 2018, the Company had also obtained a waiver of the obligation to make an initial principal payment on Facility B in connection with an amendment to the payment clause of Facility B, which was completed on December 31, 2018. Furthermore, as of December 31, 2018, the Company had not satisfied certain additional financial tests required to enable it to access Facility A until June 30, 2019, assuming that the Company is able to satisfy such tests at that time.

As described above, on January 24, 2019, the Company issued US$345.0 million in aggregate principal amount of Senior Notes, which includes a US$45.0 million over-allotment by the initial purchasers. The net proceeds from this offering was approximately US$334.0 after deducting commissions and other accounting and legal fees. The Senior Notes were issued at par value, are unsecured, mature on February 28, 2024 and bear cash interest semi-annually at a rate of 5.5% per annum. The initial conversion rate for the Senior Notes is 138.37 common shares per US$1,000 principal amount of Senior Notes, equivalent to an initial conversion price of approximately US$7.23 per common share. The initial conversion rate represents a premium of approximately 10.0% to the January 17, 2019 common share closing sale price on the NYSE and is subject to adjustment in certain events. For more information on these Senior Notes, refer to the “Key Developments Subsequent to December 31, 2018” section above. We intend to use the net proceeds from this offering to support our expansion initiatives, future acquisitions, general corporate purposes and working capital requirements.

As at the date of this report, the fair value of shares held in marketable securities and investments in associates was $270.5 million and the intrinsic value of derivative investments was $29.6 million.

The table below summarizes the Company's asset balances, which are highly liquid, working capital and capitalization structure as at December 31, 2018, and June 30, 2018:

($ thousands)	Dec 31, 2018	Jun 30, 2018
	$	$
Cash and cash equivalents	46,772	75,795
Restricted cash	41,429	13,398
Marketable securities	116,788	59,188
Working capital	274,629	144,533

Capitalization
Convertible notes	201,627	191,528
Loans and borrowings	145,929	11,683
Total debt	347,556	203,211
Total equity	4,300,051	1,552,926
Total capitalization	4,647,607	1,756,137

27 | Aurora Cannabis Inc.	Q2 2019 Management’s Discussion & Analysis

As at December 31, 2018, total capitalization increased by $2.9 billion compared to June 30, 2018. The increase was primarily due to a $2.7 billion increase in equity resulting from the issuance of shares in connection with the MedReleaf acquisition. In addition, loans and borrowings increased by $134.2 million primarily due to funds drawn under the BMO Credit Facility.

Cash Flow Highlights

The table below summarizes the Company’s cash flows for the six months ended December 31, 2018 and December 31, 2017:

($ thousands)	Six month period ended
	Q2 2019	Q2 2018
	$	$
Cash used in operating activities	(132,952)	(8,769)
Cash used in investing activities	(45,033)	(108,390)
Cash provided by financing activities	179,432	308,396
Effect of foreign exchange	(2,439)	(192)
(Decrease) increase in cash and cash equivalents	(992)	191,045

Cash used in operating activities during the six months ended December 31, 2018 was $124.2 million higher than the six months ended December 31, 2018. The increase was primarily related to an increase in operational spending to support the rapid growth of our business and expansion of our operations.

Cash used in investing activities during the six months ended December 31, 2018 was $63.4 million lower compared to the six months ended December 31, 2018. The decrease was primarily attributable to increased expenditures of $96.2 million on property, plant and equity which were offset by (i) an increase of $128.1 million of cash assumed from business acquisitions; and (ii) a $26.1 million decrease of cash used for strategic investments in certain marketable securities and derivatives.

Cash provided by financing activities during the six months ended December 31, 2018 was $129.0 million lower compared to the six months ended December 31, 2018. The decrease was primarily due a $270.0 million decrease in the amount of cash collected from the issuance of convertible debentures and exercises of stock options and warrants, as compared to the same period in prior year. This cash flow decrease was offset by a $151.0 million cash flow increase related to funds that were drawn under our BMO Credit Facility to support operating and expansion needs.

Capital Expenditures

The Company’s major capital expenditures during the six months ended December 31, 2018 mainly consisted of the procurement of equipment at Aurora Sky, expansions at MedReleaf Bradford, and continued construction activities at Aurora Nordic and Aurora Sun. The Company's principal capital requirements relate to expansion of current production facilities, construction of new production facilities, strategic investments and acquisitions, general working capital requirements and the support of new growth initiatives and diversification of product offerings.

Contractual Obligations

As at December 31, 2018, the Company had the following contractual obligations:

($ thousands)	Total	< 1 year	1 to 3 years	3 to 5 years
	$	$	$	$
Accounts payable and accrued liabilities	98,181	98,181	—	—
Loans and borrowings (1)	170,946	18,770	26,714	125,462
Contingent consideration payable	13,796	9,796	4,000	—
Convertible notes and interest (2)	261,818	11,468	250,350	—
Office lease	72,333	7,893	22,366	42,074
Capital projects (3)	58,813	58,813	—	—
Total contractual obligations	675,887	204,921	303,430	167,536
(1)	Includes interest payable until maturity date.
(2)	Assumes the principal balance outstanding at December 31, 2018 remains unconverted and includes the estimated interest payable until the maturity date.
(3)	Relates to commitments that the Company has made to vendors for capital projects pertaining to on-going expansion and construction.

Contingencies

On November 29, 2017, a claim was commenced against the Company regarding 300,000 stock options with an exercise price of $0.39 per share issued to a consultant pursuant to an agreement dated March 16, 2015. The agreement was terminated on March 8, 2016, and in accordance to the Company’s stock option plan, the unexercised options expired 90 days from the date of the termination of the agreement. The option holder is attempting to enforce exercise rights which the Company believes do not exist. The Company believes the action to be without merit. and intends to defend this claim vigorously. Questioning of the parties was held on January 15 and 16, 2019 and we continue to defend this claim. Due to the uncertainty of timing and the amount of estimated future cash outflows relating to this claim, no provision had been recognized.

28 | Aurora Cannabis Inc.	Q2 2019 Management’s Discussion & Analysis

On October 3, 2018, a claim was commenced against the Company regarding the failure to supply product under a recently acquired subsidiary’s supply agreement. The plaintiff is seeking specific performance of the supply agreement and damages for breach of contract for approximately $23.0 million (#eu#14.7 million) plus legal costs. In accordance with the terms of the agreement, the Company had terminated the contract due to a breach by the plaintiff. The Company intends to defend this claim vigorously. The Company is currently awaiting the Plaintiff's reply pleading to our Statement of Defence which was filed in December 2019. Due to the uncertainty of timing and the amount of estimated future cash outflows relating to this claim, no provision had been recognized.

Off-balance sheet arrangements

As at the date of this MD&A, the Company has a $1.6 million letter of credit outstanding under Facility A of its Credit Facility with BMO. There are no other material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company

Related Party Transactions

Goods and services

Transactions with related parties are summarized as follows:

($ thousands)	Three Months Dec 31, 2018	Three Months Dec 31, 2017	Six Months Dec 31, 2018	Six Months Dec 31, 2017
	$	$	$	$
Operational, administrative and service fees paid or accrued pursuant to an agreement between CanvasRx and a company having a former director in common with the Company	2,329	1,678	4,553	3,142
Marketing fees paid to a company partially owned by a former director of the Company	2,484	—	3,292	—
	4,813	1,678	7,845	3,142

These transactions are in the normal course of operations and are measured at the exchange value being the amounts agreed to by the parties.

Key management personnel compensation

Directors and executive officers have the authority and responsibility for planning, directing and controlling the activities of the Company. A breakdown of their compensation is as follows.

($ thousands)	Three Months Dec 31, 2018	Three Months Dec 31, 2017	Six Months Dec 31, 2018	Six Months Dec 31, 2017
	$	$	$	$
Management compensation	1,422	667	2,519	1,153
Directors’ fees (1)	72	40	218	89
Share-based compensation (2)	3,384	2,729	8,473	4,711
	4,878	3,436	11,210	5,953
(1)	Includes meeting fees and committee chair fees.
(2)	Share-based compensation expense represents the fair value of options granted and vested. These options were issued to key management personnel and directors of the Company under the Company’s stock option plan.

Related party balances

The following related party amounts were included in (i) accounts receivable (accounts payable) and (ii) note receivable:

($ thousands)	Dec 31, 2018	Jun 30, 2018
	$	$
(i) Companies controlled by directors and officers of the Company (1)	—	(24)
(i) Associates where the Company holds significant influence (2)	78	1,554
(i) Directors & officers and a former director and officer of the Company (1)	—	(1,128)
(i) A company partially owned by an officer (1)	(450)	(1,976)
(ii) A 50% owned joint venture company (3)	—	3,444
(1)	The amounts are unsecured, non-interest bearing and have no specific repayment terms.
(2)	Amounts are due upon the issuance of the invoice, are non-interest bearing and unsecured.
(3)	The note receivable was classified under assets held for distribution to owners at June 30, 2018.

29 | Aurora Cannabis Inc.	Q2 2019 Management’s Discussion & Analysis

Accounting Estimates

There have been no changes in Aurora's critical accounting estimates during the six months ended December 31, 2018, with the exception of the fair value of the Australis Capital shares and warrants. For more information on the spin-out of ACI, refer to (Note 4(f)) in the Interim Financial Statements as at and for the three and six months ended December 31, 2018. For more information on the Company’s accounting policies and key estimates, refer to the notes in the annual consolidated financial statements and MD&A as at and for the year ended June 30, 2018.

New or Amended Standards Effective July 1, 2018

The Company has adopted the following new or amended IFRS standards for the period beginning July 1, 2018.

IFRS 9 Financial Instruments

The Company has adopted the following new or amended IFRS standards for the period beginning July 1, 2018.

(i)	IFRS 9 Financial Instruments

IFRS 9 Financial Instruments replaced IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The Company adopted IFRS 9 using the retrospective approach where the cumulative impact of adoption was recognized in retained earnings as at July 1, 2018 and comparatives were not restated.

IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or at fair value. The classification and measurement of financial assets is based on the Company’s business models for managing its financial assets and whether the contractual cash flows represent solely payments of principal and interest (“SPPI”). Financial assets are initially measured at fair value and are subsequently measured at either (i) amortized cost; (ii) fair value through other comprehensive income ("FVTOCI"), or (iii) at fair value through profit or loss ("FVTPL"). Consistent with IAS 39, financial liabilities under IFRS 9 are generally classified and measured at fair value at initial recognition and subsequently measured at amortized cost. The change did not impact the carrying amounts of any of our financial assets and liabilities on the adoption date.

The following table summarizes the classification of the Company’s financial instruments under IAS 39 and IFRS 9:

	IAS 39 Classification	IFRS 9 Classification
Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost
Restricted cash	Loans and receivables	Amortized cost
Short-term investments	Loans and receivables	Amortized cost
Accounts receivable excluding taxes receivable	Loans and receivables	Amortized cost
Marketable securities	Available-for-sale	FVTOCI
Derivatives	FVTPL	FVTPL

Financial liabilities
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Loans and borrowings	Amortized cost	Amortized cost
Convertible debentures	Amortized cost	Amortized cost
Contingent consideration payable	FVTPL	FVTPL

The adoption of IFRS 9 did not have an impact on the Company’s classification and measurement of financial assets and liabilities except for equity instruments which were classified as marketable securities on the condensed consolidated interim statement of financial position. The Company designates its marketable securities as financial assets at FVTOCI, where they are initially recorded at fair value. This designation is made on an instrument-by-instrument basis and if elected, subsequent changes in fair value are recognized in other comprehensive income only and are not transferred into profit or loss upon disposition.

IFRS 9 uses an expected credit loss impairment model as opposed to an incurred credit loss model under IAS 39. The impairment model is applicable to financial assets measured at amortized cost where any expected future credit losses are provided for, irrespective of whether a loss event has occurred as at the reporting date. For trade accounts receivable, the Company utilized a provision matrix, as permitted under the simplified approach, and has measured the expected credit losses based on lifetime expected credit losses taking into consideration historical credit loss experience and financial factors specific to debtors and other relevant factors. The carrying amount of trade receivables is reduced for any expected credit losses through the use of an allowance for doubtful accounts ("AFDA") provision. Changes in the carrying amount of the AFDA provision are recognized in the statement of comprehensive income. When the Company determines that no recovery of the amount owing is possible, the amount is deemed irrecoverable and the financial asset is written off. The adoption of the new expected credit loss impairment model had a negligible impact on the carrying amounts of financial assets recognized at amortized cost.

30 | Aurora Cannabis Inc.	Q2 2019 Management’s Discussion & Analysis

(ii)	IFRS 15 Revenue from Contracts with Customers

The IASB replaced IAS 18 Revenue in its entirety with IFRS 15 Revenue from Contracts with Customers. The Company adopted IFRS 15 using the modified retrospective approach, where the cumulative impact of adoption was required to be recognized in retained earnings as of July 1, 2018 and comparatives were not required to be restated.

The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue, at a point in time or over time, the assessment of which requires judgment. The model features the following five-step contract-based analysis of transactions to determine whether, how much and when revenue is recognized:

1.	Identify the contract with a customer;
2.	Identify the performance obligation(s) in the contract;
3.	Determine the transaction price;
4.	Allocate the transaction price to the performance obligation(s) in the contract; and
5.	Recognize revenue when or as the Company satisfies the performance obligation(s).

In accordance with IFRS 15, revenue from the sale of cannabis is generally recognized when control over the goods has been transferred to the customer. Payment is typically due prior to shipment and is recognized into revenue upon the satisfaction of the performance obligation. The Company satisfies its performance obligation and transfers control to the customer upon delivery and acceptance by the customer, the timing of which is consistent with the Company’s previous revenue recognition policy under IAS 18.

Effective October 17, 2018, Canada Revenue Agency ("CRA") began levying an excise tax on the sale of medical and consumer cannabis products. The Company becomes liable for these excise duties when cannabis products are delivered to the customer. The excise taxes payable is the higher of (i) a flat-rate duty which is imposed when a cannabis product is packaged, and (ii) an advalorem duty that is imposed when a cannabis product is delivered to the customer. Where the excise tax has been billed to customers, the Company has reflected the excise tax as part of revenue in accordance with IFRS 15. Net revenue from sale of goods, as presented on the Interim Consolidated Statements of Comprehensive (Loss) Income, represents revenue from the sale of goods less applicable excise taxes. Given that the excise tax payable/paid to CRA cannot be reclaimed and is not always billed to customers, the Company recognizes that the excise tax is an operating cost that affects gross margin to the extent that it is not recovered from its customers.

Service revenues, including patient referral and construction consulting services, are recognized over a period of time as performance obligations are completed. The timing of revenue recognition for service revenues is consistent with the Company's previous revenue recognition policy prior to the adoption of IFRS 15.

The adoption of this new standard had no impact on the amounts recognized in its condensed consolidated interim financial statements.

Recent Accounting Pronouncements

The following IFRS standards have been recently issued by the IASB. Pronouncements that are not applicable or where it has been determined do not have a significant impact to the Company have been excluded herein.

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 Leases, which will replace IAS 17 Leases. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than twelve months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. The standard will be effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that apply IFRS 15 Revenue from Contracts with Customers at or before the date of initial adoption of IFRS 16. The Company intends to adopt IFRS 16 on July 1, 2019 and is currently assessing the impact of this new standard on its consolidated financial statements.

Definition of a Business

In October 2018, the IASB issued “Definition of a Business (Amendments to IFRS 3)”. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendment provides an assessment framework to determine when a series of integrated activities is not a business. The amendments are effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The Company is currently evaluating the impact of these amendments on the Company's consolidated financial statements.

31 | Aurora Cannabis Inc.	Q2 2019 Management’s Discussion & Analysis

Financial Instruments

Fair Value Hierarchy

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2	Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3	Inputs for the asset or liability that are not based on observable market data.

Significant Judgment

The individual fair values attributed to the components of a financing transaction, which may include equity securities, derivative financial instruments, convertible debenture investments, convertible debt and loans, are determined using valuation techniques. The Company uses judgment when selecting the most appropriate valuation method and assumptions to perform the fair value calculations to determine (a) the values attributed to each component of a transaction at the time of their issuance; (b) the fair value measurements for certain instruments that require subsequent measurement at fair value on a recurring basis; and (c) for disclosing the fair value of financial instruments subsequently carried at amortized cost. These valuation estimates are highly subjective and could differ significantly due to the inherent uncertainty in estimating the fair value of these instruments, which are not necessarily quoted in an observable active market.

The table below lists the valuation methods used to determine the fair values of the Company’s financial instruments.

Fair Value Method
Financial Instruments Measured at Fair Value
Marketable securities	Closing market price of common shares as of the measurement date (Level 1)
Derivatives	Black-Scholes, Binomial, Monte-Carlo & FINCAD valuation model (Level 2 or Level 3)
Contingent consideration payable	Discounted cash flow model (Level 3)
Financial Instruments Measured at Amortized Cost
Cash and cash equivalents, restricted cash, short-term investments, accounts receivable	Carrying amount (approximates fair value due to short-term nature)
Accounts payable and accrued liabilities	Carrying amount (approximates fair value due to short-term nature)
Convertible debentures, loans and borrowings	Carrying value at the effective interest rate which approximates fair value

Summary of Financial Instruments

The following is a summary of the carrying value of financial instruments as at December 31, 2018:

	Amortized Cost	FVTPL	Designated FVTOCI	Total
Financial Assets	$	$	$	$
Cash and cash equivalents	46,772	—	—	46,772
Restricted cash	41,429	—	—	41,429
Short-term investments	1,243	—	—	1,243
Accounts receivable excluding taxes receivable	35,196	—	—	35,196
Marketable securities	—	—	116,788	116,788
Derivatives	—	69,437	—	69,437
Financial Liabilities
Accounts payable and accrued liabilities	98,181	—	—	98,181
Convertible notes (1)	201,627	—	—	201,627
Contingent consideration payable	—	11,295	—	11,295
Loans and borrowings	145,929	—	—	145,929
(1)	The fair value of convertible notes includes both the debt and equity components.

32 | Aurora Cannabis Inc.	Q2 2019 Management’s Discussion & Analysis

Fair value hierarchy

The following is a summary of financial instruments measured at fair value segregated based on the various levels of inputs as at December 31, 2018:

	Level 1	Level 2	Level 3	Total
As at December 31, 2018	$	$	$	$
Marketable securities (1)	115,304	—	1,484	116,788
Derivative assets (1)	—	47,605	21,832	69,437
Contingent consideration payable (2)	—	—	(11,295)	(11,295)

As at June 30, 2018
Marketable securities	59,188	—	—	59,188
Derivative assets	—	120,102	4,840	124,942
Contingent consideration payable	—	—	(21,333)	(21,333)
(1)	For a reconciliation of realized and unrealized gains and losses applicable to financial assets measured at fair value for the three and six months ended December 31, 2018, refer to Note 5 (a) and (b) in the Interim Consolidated Financial Statements.
(2)	For a reconciliation of unrealized gains and losses applicable to financial liabilities measured at fair value for the three and six months ended December 31, 2018, please refer to Note 20 (b) in the Interim Consolidated Financial Statements.

There have been no transfers between fair value levels during the period.

Financial Instruments Risk

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes:

Credit risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is moderately exposed to credit risk from its cash and cash equivalents, restricted cash, trade and other receivables and short-term GIC investments. The risk exposure is limited to their carrying amounts reflected on the statement of financial position. The risk for cash and cash equivalents and restricted cash is mitigated by holding these instruments with highly rated Canadian financial institutions. As the Company does not invest in asset-backed deposits or investments, it does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its GICs. Trade and other receivables primarily consist of trade accounts receivable and goods and services taxes (“GST”) recoverable. The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Risk is, however, limited given that majority of sales are transacted with credit cards.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with its financial liabilities. The Company manages liquidity risk through the management of its capital structure, including the maintenance of sufficient liquidity to settle obligations and liabilities when due.

On August 29, 2018, the Company secured a $200 million debt facility with BMO of which $150.0 was drawn at December 31, 2018.

On January 24, 2019, the Company issued US$345.0 million in aggregate principal amount of Senior Notes, which includes a US$45.0 million over-allotment by the initial purchasers. The net proceeds from this offering was approximately $334.0 million after deducting commissions and other accounting and legal fees.

Market risk

(a)	Currency risk

The operating results and financial position of the Company are reported in Canadian dollars. As the Company operates internationally, some of the Company’s financial instruments and transactions are denominated in currencies other than the Canadian dollar. The results of the Company’s operations are subject to currency transaction and translation risks.

The Company’s main risk is associated with fluctuations in Euros, the Danish Krone, the Uruguayan Peso, and Australian and U.S. dollars as the Company holds cash in these currencies. Assets and liabilities are translated based on the Company's foreign currency translation policy.

The Company has determined that as at December 31, 2018, a 10% increase or decrease in these currencies relative to the Canadian dollar would increase or decrease the value of the Company's net financial assets and liabilities by approximately $2.2 million and $12.4 million for the six months ended December 31, 2018 (six months ended December 31, 2017 - $0.04 million and $0.04 million). The change in value would impact net and comprehensive income.

33 | Aurora Cannabis Inc.	Q2 2019 Management’s Discussion & Analysis

At December 31, 2018, the Company had no foreign exchange hedging agreements in place.

(b)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash and cash equivalents and restricted cash bear interest at market rates. The Company’s investments and convertible notes have fixed rates of interest. The majority of the Company’s loans and borrowings have floating interest rates. At December 31, 2018, the Company had no hedging agreements in place with respect to floating interest rates.

(c)	Price risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company’s marketable securities and investments are susceptible to price risk arising from uncertainties about their future values. The fair value of marketable securities is based on quoted market prices, which represents the value which can be obtained through the sale of these securities.

If the fair value of these financial assets were to increase or decrease by 10% as at December 31, 2018, the Company would incur $18.6 million for the six months ended December 31, 2018 (six months ended December 31, 2017 - $4.2 million) increase or decrease in net and comprehensive income associated with the change in the fair value of these financial assets. See Note 5 (a) and (b) of the Interim Financial Statements as at and for the three and six months ended December 31, 2018 for additional details regarding the fair value of marketable securities and derivatives.

Summary of Outstanding Share Data

The Company had the following securities issued and outstanding as at February 8, 2019:

Securities (1)	Units Outstanding
Issued and outstanding common shares	998,596,023
Stock options	46,055,885
Warrants	24,821,713
Compensation options	3,609
Restricted share units	2,018,671
Convertible debentures	17,572,797
(1)	Refer to Note 13 “Convertible Debentures”, Note 15 “Share Capital” and Note 16 “Share-Based Compensation” in the Company's Consolidated Interim Financial Statements for a detailed description of these securities.

34 | Aurora Cannabis Inc.	Q2 2019 Management’s Discussion & Analysis

Summary of Quarterly Results

	Q2 2019	Q1 2019	Q4 2018	Q3 2018
Financial Results
Gross revenue	$62,000	$29,674	$19,147	$16,100
Net revenue (1)	$54,178	$29,674	$19,147	$16,100
Gross margin on cannabis net revenue (2)	54%	70%	74%	59%
(Loss) earnings attributable to common shareholders	($237,752)	$105,462	$79,868	($19,215)

Balance Sheet
Working capital	$274,629	$548,446	$144,533	$338,476
Cannabis inventory and biological assets (3)	$79,924	$75,944	$39,602	$28,478
Total assets	$4,875,884	$4,955,361	$1,886,510	$1,671,400

Operational Results - Medical Cannabis
Cash cost of sales per gram sold (4)	$2.60	$1.90	$1.87	$1.80
Cash cost of sales per gram produced (5)	$1.92	$1.45	$1.70	$1.53
Active registered patients	73,579	67,484	43,308	45,776
Average net selling price of dried cannabis (6)	$6.23	$8.39	$8.02	$7.30
Average net selling price of cannabis extracts (6)	$10.00	$12.12	$13.52	$12.83
Kilograms produced	7,822	4,996	2,212	1,206
Kilograms sold	6,999	2,676	1,617	1,353
	Q2 2018	Q1 2018	Q4 2017	Q3 2017
Financial Results
Gross revenue	$11,700	$8,249	$5,936	$5,175
Net revenue (1)	$11,700	$8,249	$5,936	$5,175
Gross margin on cannabis net revenue (2)	63%	58%	58%	58%
(Loss) earnings attributable to common shareholders	$7,722	$3,560	($4,816)	$139

Balance Sheet
Working capital	$302,526	$169,674	$170,142	$126,530
Cannabis inventory and biological assets	$17,073	$16,549	$11,609	$8,524
Total assets	$732,394	$347,834	$322,679	$197,065

Operational Results - Medical Cannabis
Cash cost of sales per gram sold (4)	$1.74	$2.16	$2.09	$2.31
Cash cost of sales per gram produced (5)	$1.41	$1.87	$1.91	$1.91
Active registered patients	21,718	19,280	16,400	13,110
Average net selling price of dried cannabis (6)	$7.86	$7.32	$6.79	$6.64
Average net selling price of cannabis extracts (6)	$13.35	$16.41	$17.91	n/a
Kilograms produced	1,204	1,010	1,165	847
Kilograms sold	1,162	890	755	653
(1)	Net revenues represents our total gross revenues exclusive of excise taxes levied by the CRA effective October 17, 2018, on the sale of medical and recreational cannabis products effective October 17, 2018. Given that our gross revenue figures exclude excise taxes that were levied and billed back to customers, as reflected in accordance with IFRS 15, we believe that the presentation of net revenue more accurately reflects the level of revenue earned during the relevant period. For more information about the excise tax and the impact on Aurora's revenues, costs and associated gross margin, refer to the "Financial Review" section of this MD&A.
(2)	Cannabis net revenue represents revenue from the sale of products, excluding revenues from patient counselling services, design, engineering, and construction services, analytical testing services and excise tax recovered from consumer cannabis sales. For Q2 2019 and Q1 2019, cannabis net revenue comprised revenues from both medical and consumer markets, while Q2 2018 cannabis net revenues were comprised of revenues from medical cannabis only. Given that our gross revenue from the sale of goods figure includes excise taxes that were levied and billed back to customers, as reflected in accordance with IFRS 15, we believe that the presentation of cannabis net revenue more accurately reflects the level of revenue earned from cannabis products during the relevant period.
(3)	Represents total biological assets and cannabis inventory, exclusive of merchandise, accessories, supplies and consumables.
(4)	Represents the cash cost of sales per gram of dried cannabis produced and sold by consolidated Aurora (including the results of MedReleaf from the July 25, 2018 acquisition date). See “Cash Cost of Sales of Dried Cannabis and Cash Cost to Produce Dried Cannabis Sold - Aurora Produced Cannabis” section for reconciliation to IFRS.
(5)	Represents the cash cost of sales per gram of dried cannabis produced by consolidated Aurora (including the results of MedReleaf from the July 25, 2018 acquisition date), excluding costs to sell such as packaging costs. See “Cash Cost of Sales of Dried Cannabis and Cash Cost to Produce Dried Cannabis Sold - Aurora Produced Cannabis” section for reconciliation to IFRS.
(6)	Represents the net average selling price per gram of dried cannabis or per gram of dried cannabis equivalent.

35 | Aurora Cannabis Inc.	Q2 2019 Management’s Discussion & Analysis

Risk Factors

In addition to the other information included in this Report, you should consider carefully the following factors, which describe the risks, uncertainties and other factors that may materially and adversely affect our business, products, financial condition and operating results. There are many factors that affect our business and our results of operations, some of which are beyond our control. The following is a description of important factors that may cause our actual results of operations in future periods to differ materially from those currently expected or discussed in the forward-looking statements ("FLS") set forth in this report relating to our financial results, operations and business prospects. Except as required by law, we undertake no obligation to update any such FLS to reflect events or circumstances after the date of this MD&A.

These risks include, but are not limited to the following:

•	ability to successfully obtain and renew Cannabis Act licenses, adhere to all regulatory requirements, and maintaining the good standing of our licenses;
•	actions by governmental authorities, including changes in laws, regulations and guidelines which may have adverse effects to the Company’s operations;
•	risk of failure or delay to acquire regulatory approvals required to produce and sell cannabis;
•	the Company has a limited operating history and no assurance of profitability;
•	risks related to negative public perception of cannabis consumption which may have an adverse effect on the Company’s operational results, consumer base, financial results, and the desire of third parties doing business with us;
•	competition in the Company’s industry where current and future competitors may have longer operating histories, more financial resources, and lower costs than the Company;
•	risk of whether the Company is able to realize its growth targets;
•	ability to execute the Company’s strategy without additional financing;
•	operating hazards and uninsured risks;
•	attracting and retaining key employees;
•	ability to expand operations into international jurisdictions;
•	availability of strategic alliances which complement or augment the Company’s existing business;
•	possibility of product liability claims against the Company;
•	risk of product recalls and returns;
•	ability to successfully develop new products and obtain required regulatory approvals;
•	conflicts of interest which may arise between the Company and its directors and officers;
•	potential for legal proceedings arising in the normal course of business;
•	risks related to agricultural operations, including disease, insect pests, and changes in climate;
•	the Company’s dependence on transportation services and the possibility of disruptions;
•	the price of production of cannabis will vary based on a number of factors outside our control;
•	risks related to compliance with safety, health, and environmental regulations;
•	ability to protect and preserve intellectual property rights;
•	risk of political and economic instability in the jurisdictions in which the Company operates;
•	execution of the Company’s growth strategy;
•	ability to successfully identify and make attractive acquisitions, joint ventures or investments, or successfully integrate future acquisitions;
•	volatility in the Company’s common share price on the TSX and NYSE;
•	global economy risk, which may impact the Company’s ability to raise equity or obtain additional financing;
•	risks associated with foreign currency translation losses;
•	restrictions from the Company's loan facilities may limit the Company's ability to execute its plans;
•	future issuances of equity could decrease the value of the Company's shares;
•	the regulated nature of the industry could discourage any takeover offers;
•	risks associated with the absence of dividends paid to shareholders;
•	misappropriation of assets and security breaches;
•	risks associated with breaches of security at our facilities or in respect of electronic documents and data storage and risks related to breaches of applicable privacy laws;
•	cyber security risks, loss of information and computer systems;
•	no assurance we will continue to meet listing standards of the NYSE and TSX;
•	risks associated with the Company’s holding company status; and
•	the Company’s ability to effectively and efficiently integrate MedReleaf and realize all operational synergies.

For additional information regarding the risks that the Company is exposed to, see the disclosure provided under the heading “Risk Factors” in the Company’s AIF dated September 24, 2018, which is available on the SEDAR website at www.sedar.com.

36 | Aurora Cannabis Inc.	Q2 2019 Management’s Discussion & Analysis

Internal Controls over Financial Reporting

There was no change in Aurora’s internal control over financial reporting (“ICFR”) during the period covered by this MD&A that materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting, except to the extent they include internal controls of acquired businesses.

Aurora has limited the scope of design controls and procedures and internal controls over financial reporting to exclude controls, policies, and procedures over entities acquired by the Company not more than 365 days before the end of the financial period. These entities include:

•	Hempco (acquired November 14, 2017 with 52.1% interest held at December 31, 2018);
•	Aurora Nordic (51% interest acquired February 12, 2018);
•	CanniMed (acquired March 15, 2018);
•	MedReleaf (acquired July 25, 2018);
•	Anandia (acquired August 8, 2018);
•	Agropro (acquired September 10, 2018);
•	Borela (acquired September 10, 2018); and
•	ICC (acquired November 22, 2018).

Excluding goodwill and intangible assets generated from these acquisitions, on a combined basis these entities constitute approximately 28% of the Company’s current assets, 7% of total assets, 31% of current liabilities, 30% of total liabilities, as well as 63% of revenue and 33% of net income as at and for the six months ended December 31, 2018.

Cautionary Statement Regarding Forward-Looking Statements

This MD&A includes statements containing certain "forward-looking information" within the meaning of applicable securities law. Such FLS are made as of the date of this MD&A and the Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise such FLS, whether as a result of new information, future events or otherwise, except as expressly required by applicable law. FLS are frequently characterized by words such as "plans", "continues", "expects", “does not expect”, "projects", “budgets”, “forecasts”, "intends", "believes", "anticipates", "estimates", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. FLS are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the FLS. The Company provides no assurance that FLS will prove to be accurate, accordingly, readers should not place undue reliance on FLS. These risks include, but are not limited to, the ability to retain key personal, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer  sales channels, management’s estimation of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the availability of additional capital to complete construction projects and facilities improvements, the risk of successful integration of acquired business and operations, management's estimation that selling, general and administrative expense (“SG&A”) will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from marijuana growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, as well as "Risk Factors" in the company's AIF for the financial year ended June 30, 2018 as well as updates provided herein.

Certain FLS in this MD&A include, but are not limited to the following:

•	pro forma measures including revenue, registered medical patients and grams produced;
•	the completion of construction of production facilities, associated costs, and receipt of licenses from Health Canada to produce and sell cannabis and cannabis related products from these facilities;
•	the successful integration of CanniMed and MedReleaf into Aurora’s operations;
•	strategic investments and capital expenditures, and related benefits;
•	future growth expansion plans;
•	expectations regarding production capacity, costs and yields; and
•	product sales expectations and corresponding forecasted increases in revenues.

Cautionary Statement Regarding Certain Performance Measures

This MD&A contains certain financial performance measures that are not recognized or defined under IFRS (termed “Non-GAAP Measures”). As a result, this data may not be comparable to data presented by other licensed producers and cannabis companies. For an explanation and reconciliation of these measures to related comparable financial information presented in the interim consolidated financial statements prepared in accordance with IFRS, refer to the Financial Review below. The Company believes that these Non-GAAP Measures are useful indicators of operating performance and are specifically used by management to assess the financial and operational performance of the Company. These Non-GAAP Measures include, but are not limited, to the following:

•	Cash cost of sales of dried cannabis sold
•	Cash cost to produce dried cannabis sold
•	Cash cost of sales per gram of dried cannabis sold
•	Cash cost to produce per gram of dried cannabis sold
•	Gross profit on cannabis sales before fair value adjustments
•	Gross margin on cannabis sales before fair value adjustments

Non-GAAP measures should be considered together with other data prepared accordance with IFRS to enable investors to evaluate the Company’s operating results, underlying performance and prospects in a manner similar to Aurora’s management. Accordingly, these non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

37 | Aurora Cannabis Inc.	Q2 2019 Management’s Discussion & Analysis

Corporate Directory

DIRECTORS

Michael Singer
Chairman

Norma Beauchamp
Director

Terry Booth
CEO, Aurora Cannabis

Steve Dobler
President, Aurora Cannabis

Dr. Jason Dyck
Director

Ronald Funk
Director

Diane Jang
CEO, Hempco Food and Fiber Inc.

Adam Szweras
Director

OFFICERS

Terry Booth
CEO

Steve Dobler
President

Neil Belot
CBDO

Cam Battley
CCO

Glen Ibbott
CFO

Allan Cleiren
COO

Darryl Vleeming
CIO

Debra Wilson
CHRO

SHAREHOLDER INFORMATION

Stock Exchange Listing
NYSE: ACB | TSX: ACB

Registrar and Transfer Agent
Computershare Ltd. Vancouver
510 Burrard St, 3rd Floor
Vancouver, BC V6C 3B9
Tel.: 1-604-661-9400
Fax: 1-604-661-9549

Auditors
KPMG LLP, Vancouver

INVESTOR CONTACTS

Phone: 1-855-279-4652
Email: ir@auroramj.com

Robert Kelly
Director of Investor Relations
Aurora

Marc Lakmaaker
Vice President, Investor Relations and
Corporate Development
Aurora